

NUVEI CORPORATION

Annual Report

**FISCAL YEAR ENDED
DECEMBER 31**

2022





Payments designed to *accelerate* your business



LETTER FROM

PHILIP FAYER

Nuvei's Founder, Chair and CEO

Dear Nuvei Shareholders,

In 2022, we were heads down focused on executing on our strategic initiatives, investing in the business, and delivered strong financial results while remaining steadfast in our mission to accelerate our customers' businesses by connecting them to their customers.

Along with delivering profitable growth on an adjusted basis, we've spent the last several years completely transforming the company from a focus primarily on the card-present processing needs of small businesses into a leading global omnichannel payment technology platform, powering enterprise customers with a modern and ubiquitous solution, enabling them to execute on their own expansion initiatives. And the journey continues with the recent acquisition of Paya, which further transforms the business from both a vertical and a distribution perspective, substantially expanding our Total Addressable Market ("TAM") which now includes global e-commerce, integrated payments and business-to-business ("B2B") — with ample white space for continued growth globally.

Today, Nuvei enables a diversified portfolio of high-growth use cases supporting online retail, e-commerce, marketplaces, online gaming, video and social games, financial services, travel, B2B goods services, healthcare, faith-based and non-profit, education, government, and utilities.

Our intention naturally is to continue scaling the business by adding even more use cases as we pursue growth both organically and inorganically, while maintaining our differentiated financial profile which we believe features a compelling combination of growth, profitability, low capital expenditures, and high free cash flow generation.

History of growth and execution

It's worthwhile highlighting Nuvei's tremendous growth over the last four years to better appreciate just how far we've come as an organization and why we're so excited about our future.

In terms of Total volume[1], we tripled from $14 billion in 2018 to $43 billion in 2020 and again to $128 billion in 2022. Similarly, revenue more than doubled from $150 million in 2018 to $376 million in 2020, and more than doubled again to $843 million in 2022. We are both proud and humbled by these remarkable achievements.

Review of financial results for 2022

Looking at our results for the year, Total volume[1] of $128 billion increased 34% and Total volume at constant currency[1] increased by 39% which evidences our market share gain. Revenue increased 16% to $843 million from $725 million, with Revenue growth at constant currency[2] at 22% and Revenue at constant currency[2] increasing to $884 million from $725 million. We believe this growth is even more compelling considering we overcame unforeseen headwinds stemming from adverse changes in foreign exchange rates as well as volatility of digital assets and cryptocurrencies throughout the year, while continuing to make investments to scale the business and support our long-term growth and maintaining our focus on cash flow generation. For the year, net income was $62 million compared to $107 million the previous year, with Adjusted EBITDA[2] increasing to $351 million from $317 million and Adjusted EBITDA less capital expenditures[2] increasing to $303 million from $290 million in the comparable year.

We are very encouraged by our results and are highly motivated as we continue executing on our strategy with strong momentum entering 2023.

Continued investment in product and technology

As a global technology company with more than 550 engineers, we're passionate about innovation - never standing still - and as a result continuously investing in our products in order to drive more feature functionality with our platform.

Our right to win is powered by our technology stack which goes far beyond acquiring, helping our customers connect with their customers in any currency,

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[1] Total volume and Total volume at constant currency do not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See the "Non-IFRS and Other Financial Measures" section of the MD&A for the definition of Total volume and Total volume at constant currency.

[2] Revenue at constant currency, Adjusted EBITDA and Adjusted EBITDA less capital expenditures are non-IFRS financial measures, and Revenue growth at constant currency is a non-IFRS financial ratio. These non-IFRS measures and ratios are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company refers the reader to the "Non-IFRS and Other Financial Measures" section of the MD&A for definitions and reconciliations of Revenue at constant currency, Revenue growth at constant currency, Adjusted EBITDA and Adjusted EBITDA less capital expenditures presented by the Company to the most directly comparable IFRS measure.

country or payment methodology, all via a single integration. This flexibility allows our customers to on-board with us, select the appropriate module a-la-carte that best fulfills their needs at the time of onboarding, and grow with us by expanding solutions, geographic reach or payment methods as their own business evolves.

In 2022, we launched more than 150 platform and product releases including expanding our support of 600+ alternative payment methods, as well as expanding end-to-end local card acceptance, clearing and settlement in 47 countries via our own licensing and processing.

It's important to recognize that each new product solution adds to our TAM and offers us an incremental platform to grow with our customers as we remain focused on relentlessly helping them execute on their own growth initiatives.

Enhanced go to market strategy

We've made tremendous progress over the past two years investing in our brand, growing our global direct sales team, and increasing our distribution across all regions, ensuring that our technology is local and accessible in-language and in-time zone to our customers with presence around the world. We've enhanced our commercial organizational structure, established our sales enablement team, and created a dedicated strategic account group focused on target accounts across all focus verticals. Combined, these initiatives are helping us drive greater productivity and we're very pleased with our progress.

Naturally, our plan is to push further and harder to demonstrate our capabilities around the world. Our capabilities give us the right to win our fair share of new business and as our customer successes over the past year can attest, we believe we're winning the leading organizations in all our focus verticals. These new customer wins along with a deep and growing pipeline are a great indication that our investments are paying off.

Acquisition of Paya

In February 2023, we completed the $1.3 billion acquisition of Paya, enhancing our ability to grow our footprint in the large and attractive integrated payments market, diversifying the business geographically by giving us greater scale in North

America with entry into new large underpenetrated non-cyclical markets, and expanding our presence into the large B2B payments market.

The integration with Paya is going according to plan and while early, we have identified several incremental use cases with the potential to drive compelling revenue synergies. We're off to an excellent start and the acquisition is expected to be accretive to adjusted EPS in the first year, so we're really excited about what Paya can deliver to Nuvei in 2023 and beyond.

The year ahead

As we think about the year ahead, it's a continuation of everything that got us here – staying focused on our strategy, diversifying the business, and pursuing the opportunities we have in front of us to further grow the platform.

Our priorities for 2023 are to continue investing in our commercial, technology and product teams as appropriate, launching new geographies, and scaling our open banking, embedded finance, and unified commerce offerings. With respect to capital allocation, aside from deleveraging and continuing to be opportunistic with strategic M&A, we intend to prioritize our excess cash towards share repurchases.

While I'm very proud of our progress and momentum to date, I'm even more excited about the future. We'll continue to execute, innovate, and grow with the same passion and focus that is uniquely Nuvei, with the best truly yet to come.

I want to thank our more than 2,000 colleagues around the world for their tireless efforts, customer-centric focus and unwavering dedication to our success. I am so incredibly proud of everything we've accomplished together. That said, it's still early days and we are still very much on the ground floor.



Philip Fayer
Nuvei's Founder, Chair and CEO

Cutting-edge *payment options* to convert more sales *locally* or *globally*



   

   

   

   

   

Payment partner to the world's *leading brands*



Selected list of customers



Succeed *locally* and *globally* with **one integration**

Harnessing Our Full Stack of
Capabilities to Support Our Clients

Single Integration • **One** Relationship • **Global** Connectivity
Simplified Net Settlement • **Reconciliation**



Global eCommerce Customers
Vertical Software Providers
B2B Customers
NATIVE COMMERCE PLATFORM
Cashier
Customer Authentication
Reporting
Global Gateway
On/Off Ramp
Omnichannel Payments
47 Local Acquiring Markets
Open Banking Payments
600+ APMs and Cryptocurrencies
Currency Management
Global & Instant Payouts
Data Analytics & Reconciliation
Risk Management
Payment Orchestration
Card Issuing
Banking as a Service
Chargeback Guarantee
Value Added Services
Banks
Payment Networks



BY THE NUMBERS

TOTAL VOLUME **$128** BILLION*
FOR THE YEAR ENDED DECEMBER 31, 2022

89% ECOMMERCE VOLUME
FOR THE YEAR ENDED DECEMBER 31, 2022

600+
PAYMENT METHODS

~150
CURRENCIES

200+
GLOBAL MARKETS

47
ACQUIRING MARKETS

2,000+
EMPLOYEES

DOLLAR AMOUNTS LISTED ARE IN USD.

* Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. Total volume is explained in further detail in the Company's most recent Management's Discussion and Analysis of Financial Condition and Results of Operations.

Total Volume*
($billions)



+**72%** CAGR

2020	2021	2022
43.2	95.6	127.7

Revenue
($millions)



+**50%** CAGR

2020	2021	2022
376.2	724.5	843.3

Adjusted EBITDA**
($millions)



+**47%** CAGR

2020	2021	2022
163.0	317.2	351.3

Adjusted EBITDA Less Capital Expenditures**
($millions)



+**45%** CAGR

2020	2021	2022
145.1	290.1	303.0

Net Income (loss)
($millions)



2020	2021	2022
(103.7)	107.0	62.0

DOLLAR AMOUNTS LISTED ARE IN USD.

* Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. Total volume is explained in further detail in the Company's most recent Management's Discussion and Analysis of Financial Condition and Results of Operations.

** Adjusted EBITDA and Adjusted EBITDA less Capital Expenditures are non-IFRS measures. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See "Non-IFRS and Other Financial Measures" in the MD&A. Please find the reconciliation to the nearest IFRS measure in the MD&A.

The **payment platform** that works harder to **convert sales and boost** your bottom line



 **Global Pay-ins & Payouts**

 **Performance Optimization**

 **Omnichannel & Omniplatform**

 **Scalable & Reliable**

 **Personalized Integrations**

 **Modular, Flexible & Agnostic**

 **Payment Orchestration**

 **Human-led Support**



Optimize and **control** your payment experience to **accelerate your business**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2022

As used in this management's discussion and analysis of financial condition and results of operations ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "Nuvei", "we", "us" or "our" refer to Nuvei Corporation together with our subsidiaries, on a consolidated basis.

This MD&A dated March 8, 2023, should be read in conjunction with the Company's audited annual consolidated financial statements, along with the related notes thereto for the year ended December 31, 2022 (the "Consolidated Financial Statements"). The financial information presented in this MD&A is derived from the Consolidated Financial Statements which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts are in US dollars except where otherwise indicated. Additionally, tables included in this MD&A are presented in thousands of US dollars, unless otherwise indicated. This MD&A is presented as of the date of the Consolidated Financial Statements and is current to that date unless otherwise stated.

We have prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.

FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Such forward-looking information may include, without limitation, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, statements relating to the Paya Transaction, including expectations regarding anticipated cost savings and synergies and the strength, complementarity and compatibility with Nuvei's business; information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes and benefits, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions, expectations regarding our margins and future profitability, and the future impact of the COVID-19 pandemic is forward-looking information. Economic and geopolitical uncertainties, including regional conflicts and wars, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, regarding, among other things, assumptions related to the Paya Transaction (including the Company's ability to retain and attract new business, achieve synergies and strengthen its market position arising from successful integration plans relating to the Paya Transaction); the Company's ability to otherwise complete the integration of the Paya business within anticipated time periods and at expected cost levels; the Company's ability to attract and retain key employees in connection with the Paya Transaction;

management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the Paya Transaction and resulting impact on growth in various financial metrics; assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where the Company operates; the realization of the expected strategic, financial and other benefits of the Paya Transaction in the timeframe anticipated; and the absence of significant undisclosed costs or liabilities associated with the Paya Transaction; and general economic conditions and the competitive environment within our industry, including the following assumptions: (a) the Company will continue to effectively execute against its key strategic growth priorities, without any material adverse impact from macroeconomic headwinds on its or its customers' business, financial condition, financial performance, liquidity nor any significant reduction in demand for its products and services, (b) the economic conditions in our core markets, geographies and verticals, including resulting consumer spending and employment, remaining at close to current levels, (c) assumptions as to foreign exchange rates and interest rates, including inflation, (d) the Company's continued ability to manage its growth effectively, (e) the Company will continue to attract and retain key talent and personnel required to achieve its plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally, (f) the Company's ability to successfully identify, complete, integrate and realize the expected benefits of, acquisitions (including Paya) and manage the associated risks, as well as future acquisitions, (g) the absence of adverse changes in legislative or regulatory matters, (h) the Company's continued ability to upskill and modify its compliance capabilities as regulations change or as the Company enters new markets, (i) the Company's liquidity and capital resources, including its ability to secure debt or equity financing on satisfactory terms, and (j) the absence of adverse changes in current tax laws. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under "Risk Factors" of the Company's annual information form (the "AIF") such as: risks associated with the Paya Transaction (including our inability to successfully integrate the Paya business; legal proceedings instituted related to the Paya Transaction and the impact of significant demands placed on management as a result thereof; the potential failure to realize anticipated benefits from the Paya Transaction; potential undisclosed costs or liabilities associated with the Paya Transaction, which may be significant; impact of acquisition-related expenses; the failure to retain Paya's personnel and clients following the acquisition and risks associated with the loss and ongoing replacement of key personnel); risks relating to our business and industry, such as the ongoing COVID-19 pandemic and the Russian invasion of Ukraine, including the resulting global economic uncertainty and measures and sanctions taken in response thereto; declining level of volume activity in certain verticals, including digital assets, and the resulting negative impact on the demand for, and prices of, our products and services; changes in foreign currency exchange rates, inflation, interest rates, consumer spending trends and other macroeconomic factors affecting our customers and our results of operations; the rapid developments and change in our industry; intense competition both within our industry and from other payments providers; challenges implementing our growth strategy; challenges to expand our product portfolio and market reach; challenges in expanding into new geographic regions internationally and continuing our growth within our markets; challenges in retaining existing clients, increasing sales to existing clients and attracting new clients; managing our growth effectively; difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects; history of net losses and additional significant investments in our business; our level of indebtedness; risks associated with past and future acquisitions; challenges related to a significant number of our customers being small-and-medium sized businesses ("SMBs"); concentration of our revenue from payment services; compliance with the requirements of payment networks; challenges related to the reimbursement of chargebacks from our customers; our bank accounts being located in multiple territories and relying on banking partners to maintain those accounts; the impact of the United Kingdom's departure from the European Union; decline in the use of electronic payment methods; loss of key personnel or difficulties hiring qualified personnel; deterioration in the quality of the products and services offered; impairment of a significant portion of intangible assets and goodwill; increasing fees from payment networks; challenges related to general economic and geopolitical conditions, business cycles and credit risks of our clients; reliance on third-party partners to sell some of our products and services; misappropriation of end-user transaction funds by our employees; frauds by customers, their customers or others, coverage of our insurance policies; the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure; the integration of a variety of operating systems, software, hardware, web browsers and networks in our services; the costs and effects of pending and future litigation; various claims such as wrongful hiring of an employee from a competitor, wrongful use of confidential information of third parties by our employees, consultants or independent contractors or wrongful use of trade secrets by our employees of their former employers; challenges to secure financing on favorable terms or at all; challenges from seasonal fluctuations on our operating results; risks associated with less than full control rights of one of our subsidiaries; changes in accounting standards; estimates and assumptions in the application of accounting policies; occurrence of a natural disaster, a widespread health epidemic or pandemic or other events; impacts of climate change; challenges related to our holding company structure, as well as risks relating to intellectual property and technology, risks relating to regulatory and legal proceedings and risks relating to our Subordinate Voting Shares.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Overview

We are a global payment company providing payment technology and solutions to businesses across North America, Europe, Asia Pacific, Middle East and Africa ("MEA") and Latin America. We believe we are differentiated by our proprietary technology platform, which is purpose-built for high-growth eCommerce, integrated payments and business to business ("B2B"). Our platform enables customers to pay and/or accept payments worldwide regardless of their customers' location, device or preferred payment method. Our solutions span the entire payments stack and include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless payment experiences and a broad suite of data-driven business intelligence tools and risk management services. Through a single integration, we provide seamless and secure pay-in and payout capabilities, connecting our customers with their customers in over 200 markets worldwide, with local acquiring in 47 of those markets. With support for more than 600 alternative payment methods ("APMs"), and nearly 150 currencies, our customers can capture every payment opportunity that comes their way. In short, we provide the payment technology and intelligence our customers need to succeed locally and globally, through one integration – propelling them further, faster.

While global commerce continues to pivot online, eCommerce channels are converging and creating new and fast-growing opportunities for businesses of all sizes. Rapidly scaling across these commerce channels, however, can be complex and costly for businesses that rely on multiple providers in each local market. For example, customers may use disparate and varied systems for gateway services, payment processing, online fraud prevention, business intelligence and more, creating operational distractions and workflow challenges, which result in additional costs and financial inefficiencies. In parallel, consumers expect a consistent and frictionless transaction experience across all channels whether from a mobile device or computer. As a result, we believe businesses increasingly seek payment providers such as Nuvei who have a unified approach and can offer end-to-end solutions to help them navigate this complex environment.

We sell and distribute our solutions globally through three primary channels: direct sales, indirect sales for SMBs and eCommerce integrated technology partners and platforms. Our approach to distribution is designed to enable us to efficiently market our payments and technology solutions at scale and is customized by both region and vertical to optimize sales. By relying on our local sales teams and eCommerce resellers who act as trusted technology providers to our customers, we believe we are able to serve more customers globally and grow with them as they grow their businesses and expand into new markets. We focus on the needs of our customers and how we can help them grow their sales, and in turn our volume, with them. Due to the scalable nature of our business model and the inherent operating leverage, increases in volume drive profitable revenue growth.

Our revenue is primarily based on sales volume generated from our customers' daily sales and through various transaction and subscription-based fees for our modular technology. Modular technology includes, for example, gateway, global processing, APMs, currency management, global payouts, fraud risk management, card issuing, open banking, data reporting, reconciliation tools, in addition to a long list of value-add capabilities. Our revenue is largely recurring due to the mission-critical nature of our product and service offerings and deep integration of our payments technology into our customers' enterprise resource planning systems. Additionally, our model has delivered rapid growth in eCommerce revenue. We believe the depth and breadth of our payment capabilities help our customers establish and expand their presence in emerging commerce channels across many markets. This enables us to develop long-standing relationships with our customers, which in turn drive strong retention and significant cross-selling opportunities.

Financial Highlights for the Three Months Ended December 31, 2022 Compared to 2021:

- Total volume[a] increased by 28% to $40.3 billion from $31.5 billion;
  - eCommerce represented 91% of Total volume[a];
  - Total volume growth at constant currency[a] was 33% with Total volume at constant currency[a] increasing to $41.8 billion from $31.5 billion;
- Revenue increased 4% to $220.3 million from $211.9 million;
  - Revenue was impacted unfavorably by changes in foreign currency exchange rates year-over-year and by volatility in the digital assets and cryptocurrencies vertical;
  - Revenue growth at constant currency[b] was 10% with Revenue at constant currency[b] increasing to $232.5 million from $211.9 million;
- Net income decreased by 24% to $9.4 million from $12.3 million;
- Adjusted EBITDA[b] decreased by 6% to $85.7 million from $91.5 million;
- Adjusted net income[b] decreased by 4% to $68.0 million from $70.6 million;
- Net income per diluted share decreased to $0.06 from $0.07;
- Adjusted net income per diluted share[b] was unchanged at $0.47 ;
- Adjusted EBITDA less capital expenditures[b] decreased by 13% to $71.2 million from $81.8 million; and,
- Share repurchases totaled 1,892,075 shares for total cash consideration of $57.5 million.

Financial Highlights for the Year Ended December 31, 2022 Compared to 2021:

- Total volume[a] increased by 34% to $127.7 billion from $95.6 billion;
  - eCommerce represented 89% of Total volume[a];
  - Total volume growth at constant currency[a] was 39% with Total volume at constant currency[a] increasing to $132.7 billion from $95.6 billion;
- Revenue increased 16% to $843.3 million from $724.5 million;
  - Revenue was impacted unfavorably by changes in foreign currency exchange rates year-over-year by $40.5 million;
  - Revenue growth at constant currency[b] was 22% with Revenue at constant currency increasing to $883.9 million from $724.5 million;
- Net income decreased by 42% to $62.0 million from $107.0 million, primarily due to a $85.9 million increase in share-based payments;
- Adjusted EBITDA[b] increased by 11% to $351.3 million from $317.2 million;
- Adjusted net income[b] increased by 10% to $274.2 million from $248.6 million;
- Net income per diluted share decreased by 45% to $0.39 from $0.71;
- Adjusted net income per diluted share[b] increased by 10% to $1.86 from $1.69;
- Adjusted EBITDA less capital expenditures[b] increased by 4% to $303.0 million from $290.1 million; and,
- Cash and cash equivalents balance of $752 million at December 31, 2022 compared to $749 million at December 31, 2021. Share repurchases totaled 3,660,743 shares for total cash consideration of $167 million. Nuvei used $616 million of its cash and cash equivalents subsequent to year-end to fund the Paya acquisition.

(a) Total volume and Total volume at constant currency do not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See "Non-IFRS and Other Financial Measures".

(b) Revenue at constant currency, Revenue growth at constant currency, Adjusted EBITDA, Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA less capital expenditures are non-IFRS financial measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See "Non-IFRS and Other Financial Measures".

Paya acquisition

On February 22, 2023, Nuvei acquired all of the issued and outstanding common shares of Paya Holdings Inc ("Paya"), for a total cash consideration of approximately $1.3 billion, comprised of cash on hand and cash from our New revolving facility (as defined below). Paya is a leading provider of integrated payment and commerce solutions in the United States. This acquisition is expected to accelerate our integrated payment strategy, diversify our business into key high-growth non-cyclical verticals with large addressable end markets and enhance the execution of our growth plan. Paya has filed, with the Securities and Exchange Commission, its Annual Report on Form 10-K for the year ended December 31, 2022 on February 21, 2023.

Credit facilities

On February 22, 2023, the Company entered into a new secured pari passu first lien reducing revolving credit facility ("New revolving facility") of $800 million. Until the delivery of the Company's unaudited interim consolidated financial statements for the quarter ending September 30, 2023, borrowings under the New revolving facility bear interest, at our option, at either (a) Term SOFR (including a 10 bps credit spread adjustment) plus a margin of 300 bps or (b) an alternate base rate plus a margin of 200 basis points. Thereafter, borrowings under the New revolving facility will bear interest, at our option, at either (a) Term SOFR (including a 10 bps credit spread adjustment) plus a margin ranging from 250 basis points to 325 basis points or (b) an alternate base rate plus a margin ranging from 150 to 225 basis points, in each case, based on a first lien leverage ratio. Commencing on June 30, 2023, the commitments in respect of the New revolving facility will automatically be permanently reduced by $10 million on the last day of each fiscal quarter. The maturity of the New revolving facility is September 28, 2025.

Normal Course Issuer Bid

On March 7, 2022, the Board approved a normal course issuer bid ("NCIB") to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company's Subordinate Voting Shares as at February 28, 2022. The Company is authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with the requirements of the Toronto Stock Exchange ("TSX") and the Nasdaq Global Select Market ("Nasdaq") and applicable securities laws. We also entered into an automatic securities purchase plan ("ASPP") with a securities broker in order to allow for the purchase of Subordinate Voting Shares under the NCIB during the Company's blackout periods. Under the ASPP, the broker had the authorization to repurchase Subordinate Voting Shares, without consultation with the Company, subject to pre-defined share price and other limitations imposed by the Company and subject to the rules and policies of TSX and Nasdaq and applicable securities laws, such as a daily purchase restriction. During the twelve months ended December 31, 2022, the Company repurchased and cancelled 3,660,743 Subordinate Voting Shares for a total consideration, including transaction costs, of $166.6 million.

Impact of COVID-19 on our Operations

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our merchants and their customers, and the communities in which we participate. In response to the COVID-19 pandemic, we adopted a "people-first" approach, prioritizing the health and safety of our employees and local communities and quickly enabled our employees to work remotely, implemented travel restrictions for all non-essential business and shifted company events to virtual-only experiences. The negative impact of the COVID-19 pandemic to date on our business and the results disclosed in our *Consolidated Financial Statements* has been limited by our strong presence in eCommerce[a] (representing approximately 89% of Total volume[a] for the year ended December 31, 2022) which helped mitigate any negative impact of the pandemic on our operations.

There continues to be uncertainty regarding the overall severity, extent and duration of the COVID-19 pandemic, please refer to the section entitled "*Risks Relating to Our Business and Industry – The global economic uncertainty and market volatility resulting from the COVID-19 pandemic and the measures taken in response thereto, have adversely affected, and may continue to adversely affect our business and future results of operations and financial condition, and this adverse effect could be material*" of our AIF, for additional detail on how COVID-19 may impact our future results.

(a) See "Non-IFRS and Other Financial Measures".

Non-IFRS and Other Financial Measures

Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The information presented in this MD&A includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Revenue at constant currency, Revenue growth at constant currency, Organic revenue at constant currency, Organic revenue growth at constant currency, Adjusted EBITDA, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Adjusted EBITDA less capital expenditures, Total volume, Total volume at constant currency, Total organic volume at constant currency and eCommerce volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company's financial statements reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei's business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company's underlying operating performance.

Non-IFRS Financial Measures

Revenue at constant currency: Revenue at constant currency means revenue adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.

Organic revenue at constant currency: Organic revenue at constant currency means revenue excluding the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.

Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.

Adjusted EBITDA less capital expenditures: We use Adjusted EBITDA less capital expenditures (acquisition of intangible assets and property and equipment) as a supplementary indicator of our operating performance. In the third quarter of 2022, we retrospectively modified the label of this measure from "Free cash flow" in order to more clearly reflect its composition.

Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares, change in fair value of share repurchase liability and accelerated amortization of deferred transaction costs and legal settlement and other.

Non-IFRS Financial Ratios

Revenue growth at constant currency: Revenue growth at constant currency means the year-over-year change in Revenue at constant currency divided by reported revenue in the prior period. We use Revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of fluctuations in foreign currency exchange rates.

Organic revenue growth at constant currency: Organic revenue growth at constant currency means the year-over-year change in Organic revenue at constant currency divided by comparable Organic revenue in the prior period. We use Organic revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of acquisitions, divestitures and fluctuations in foreign currency exchanges rates.

Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

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Supplementary Financial Measures

We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.

Total volume and eCommerce volume: We believe Total volume and eCommerce volume are indicators of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company's performance. We define Total volume as the total dollar value of transactions processed in the period by customers under contractual agreement with us. eCommerce volume is the portion of Total volume for which the transaction did not occur at a physical location. Total volume and eCommerce volume do not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants' daily sales and through various fees for value-added services provided to our customers, fluctuations in Total volume will generally impact our revenue.

Total volume at constant currency: Total volume at constant currency is used as an indicator of performance of our business on a more comparable foreign currency exchange basis. Total volume at constant currency means Total volume adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide better comparability of business trends year-over-year, without the impact of fluctuations in foreign currency exchange rates. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.

Total organic volume at constant currency: Total organic volume at constant currency is used as an indicator of performance of our business on a more comparable basis. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable Total volume growth. Total organic volume at constant currency means Total volume excluding Total volume attributable to acquired businesses for a period of 12 months following their acquisition and excluding Total volume attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Less Capital Expenditures to Net Income

The following table reconciles Adjusted EBITDA and Adjusted EBITDA less capital expenditures to net income for the periods indicated:

(In thousands of US dollars)	Three months ended December 31 2022 $	Three months ended December 31 2021 $	Years ended December 31 2022 $	Years ended December 31 2021 $
Net income	**9,352**	**12,339**	**61,955**	**107,045**
Finance cost	9,214	5,001	22,841	16,879
Finance income	(7,267)	(550)	(13,694)	(2,859)
Depreciation and amortization	21,734	25,938	101,492	90,828
Income tax expense	5,746	7,535	25,582	24,916
Acquisition, integration and severance costs[a]	6,923	8,773	28,413	25,831
Share-based payments and related payroll taxes[b]	35,546	34,674	139,309	54,919
Loss (gain) on foreign currency exchange	4,663	(2,486)	(15,752)	(513)
Legal settlement and other[c]	(226)	230	1,171	188
Adjusted EBITDA	**85,685**	**91,454**	**351,317**	**317,234**
Acquisition of property and equipment, and intangible assets	(14,511)	(9,642)	(48,322)	(27,169)
Adjusted EBITDA less capital expenditures	**71,174**	**81,812**	**302,995**	**290,065**

(a) These expenses relate to:
    (i) professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and year ended December 31, 2022, those expenses were $6.9 million and $13.1 million ($4.3 million and $14.7 million for the three months and year ended December 31, 2021). These costs are presented in the professional fees line item of selling, general and administrative expenses.
    (ii) acquisition-related compensation was nil and $14.3 million for the three months and year ended December 31, 2022 and $4.5 million and $10.8 million for the three months and year ended December 31, 2021. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
    (iii) change in deferred purchase consideration for previously acquired businesses. No amount was recognized in the three months ended December 31, 2022 and a gain of $1.0 million was recognized for the year ended December 31, 2022, and nil for 2021. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
    (iv) severance and integration expenses, which were nil and $2.0 million for the three months and year ended December 31, 2022 (nil and $0.3 million for the three months and year ended December 31, 2021). These expenses are presented in selling, general and administrative expenses.
(b) These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2022, the expenses consisted of non-cash share-based payments of $35.4 million and $139.1 million ($32.9 million and $53.2 million for three months and year ended December 31, 2021), $0.1 million and $0.2 million for related payroll taxes ($1.7 million for the three months and year ended December 31, 2021).
(c) This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

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Reconciliation of Revenue at Constant Currency and Revenue Growth at Constant Currency to Revenue

The following table reconciles Revenue to Revenue at constant currency and Revenue growth at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended December 31, 2022			Three months ended December 31, 2021		
	Revenue as reported $	Foreign currency exchange impact on revenue $	Revenue at constant currency $	Revenue as reported $	Revenue growth	Revenue growth at constant currency
Revenue	220,339	12,201	232,540	211,875	4 %	10 %

(In thousands of US dollars except for percentages)	Year ended December 31, 2022			Year ended December 31, 2021		
	Revenue as reported $	Foreign currency exchange impact on revenue $	Revenue at constant currency $	Revenue as reported $	Revenue growth	Revenue growth at constant currency
Revenue	843,323	40,533	883,856	724,526	16 %	22 %

Reconciliation of Organic Revenue at Constant Currency and Organic Revenue Growth at Constant Currency to Revenue

The following table reconciles Revenue to Organic revenue at constant currency and Organic revenue growth at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended December 31, 2022					Three months ended December 31, 2021				
	Revenue as reported $	Revenue from acquisitions (a) $	Revenue from divestitures $	Foreign currency exchange impact on organic revenue $	Organic revenue at constant currency $	Revenue as reported $	Revenue from divestitures $	Comparable organic revenue $	Revenue growth	Organic revenue growth at constant currency
Revenue	220,339	—	—	12,201	232,540	211,875	—	211,875	4 %	10 %

(In thousands of US dollars except for percentages)	Year ended December 31, 2022					Year ended December 31, 2021				
	Revenue as reported $	Revenue from acquisitions (a) $	Revenue from divestitures $	Foreign currency exchange impact on organic revenue $	Organic revenue at constant currency $	Revenue as reported $	Revenue from divestitures $	Comparable organic revenue $	Revenue growth	Organic revenue growth at constant currency
Revenue	843,323	(37,608)	—	38,913	844,628	724,526	—	724,526	16 %	17 %

(a) We acquired Mazooma Technical Services Inc. ("Mazooma") on August 3, 2021, and SimplexCC Ltd. ("Simplex") and Paymentez LLC ("Paymentez") on September 1, 2021.

Reconciliation of Adjusted Net Income and Adjusted Net Income per Basic Share and per Diluted Share to Net Income

The following table reconciles net income to Adjusted net income to for the periods indicated:

(In thousands of US dollars except for share and per share amounts)	Three months ended December 31		Years ended December 31	
	2022 $	2021 $	2022 $	2021 $
Net income	**9,352**	**12,339**	**61,955**	**107,045**
Change in fair value of share repurchase liability	—	—	(5,710)	—
Amortization of acquisition-related intangible assets[a]	14,957	22,828	83,861	78,979
Acquisition, integration and severance costs[b]	6,923	8,773	28,413	25,831
Share-based payments and related payroll taxes[c]	35,546	34,674	139,309	54,919
Loss (gain) on foreign currency exchange	4,663	(2,486)	(15,752)	(513)
Legal settlement and other[d]	(226)	230	1,171	188
Adjustments	61,863	64,019	231,292	159,404
Income tax expense related to adjustments[e]	(3,179)	(5,784)	(19,061)	(17,867)
Adjusted net income	**68,036**	**70,574**	**274,186**	**248,582**
Net income attributable to non-controlling interest	(1,312)	(1,531)	(5,223)	(4,752)
Adjusted net income attributable to the common shareholders of the Company	66,724	69,043	268,963	243,830
Weighted average number of common shares outstanding				
Basic	140,633,277	142,698,569	141,555,788	139,729,116
Diluted	142,681,178	147,640,841	144,603,485	144,441,502
Adjusted net income per share attributable to common shareholders of the Company[f]				
Basic	0.47	0.48	1.90	1.75
Diluted	0.47	0.47	1.86	1.69

(a) This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.

(b) These expenses relate to:

    (i) professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and year ended December 31, 2022, those expenses were $6.9 million and $13.1 million ($4.3 million and $14.7 million for the three months and year ended December 31, 2021). These costs are presented in the professional fees line item of selling, general and administrative expenses.

    (ii) acquisition-related compensation was nil and $14.3 million for the three months and year ended December 31, 2022 and $4.5 million and $10.8 million for the three months and year ended December 31, 2021. These costs are presented in the employee compensation line item of selling, general and administrative expenses.

    (iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized in the three months ended December 31, 2022 and a gain of $1.0 million were recognized for the year ended December 31, 2022, and nil for 2021. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.

    (iv)severance and integration expenses, which were nil and $2.0 million for the three months and year ended December 31, 2022 (nil and $0.3 million for the three months and year ended December 31, 2021). These expenses are presented in selling, general and administrative expenses.

(c) These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2022, the expenses consisted of non-cash share-based payments of $35.4 million and $139.1 million ($32.9 million and $53.2 million for three months and year ended December 31, 2021), $0.1 million and $0.2 million for related payroll taxes ($1.7 million for the three months and year ended December 31, 2021).

(d) This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

(e) This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.

(f) The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

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Summary of Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below as well as in the section entitled "Risks Relating to Our Business and Industry" of our AIF, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Growing with our Existing Customers. Our success is directly correlated with our customers' success. We focus on the high-growth markets within omnichannel payments and intend to grow alongside our existing customers as they grow their business and expand into new markets within selected high-growth end-markets, including online retail, online marketplaces, digital goods and services, regulated online gaming, social gaming, financial services, government, utilities, healthcare, non-profit and travel. eCommerce represents the majority of our Total volume with eCommerce volume accounting for 89% of our Total volume in the year ended December 31, 2022. Key characteristics of these verticals are inherent growth, longevity and propensity to operate globally.

In addition, our existing customers represent a significant opportunity for us to cross-sell and up-sell products and services with limited incremental sales and marketing expenses. As our customers increase their business volume, we can offer more solutions from our Native Commerce Platform. Our future revenue growth and achieving and maintaining profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers' use of our comprehensive suite of solutions.

Acquiring New Customers. Our future revenue growth will also largely depend upon the effectiveness of our sales and marketing efforts. We have significant sales and marketing experience in capturing and serving SMBs and third-party partners in North America and large enterprises in Europe. We intend to leverage this experience and enable customer base expansion by targeting large enterprises in North America, with a focus in the eCommerce channels. Key to our success in achieving customer base expansion is continued investment in marketing and in our direct sales team and further leveraging our broad and diversified network of partners.

Expanding in Regions Internationally. We plan to expand and deepen our footprint in geographies where we have an emerging presence today, such as Asia Pacific, MEA and Latin America. Our expansion has also been driven by the needs of our customers. For each new country where we seek to expand, we focus on understanding the needs of the local market and invest to develop relationships, while gaining an appreciation for the appropriate local regulatory and compliance frameworks. We believe this will help our growth strategy in achieving global presence and connectivity across all targeted markets.

Investing in our Technology and Product Portfolio. We believe our technology-first culture enables us to enhance our offerings to remain at the forefront of payments innovation. Specifically, our Native Commerce Platform enables us to deliver comprehensive payments and technology solutions to power a convenient and secure transaction experience for our customers and their customers. Further investment in this platform is necessary to expand and keep our portfolio of services to our customers technologically current. Close collaboration with our customers through ongoing communication and feedback loops is also key, as it enables a better design and delivery of solutions that meet their specific and evolving needs.

Maintaining and Adding to our Acquiring Bank and Payment Network Relationships. We have built strong relationships with acquiring banks and the payment networks globally. The maintenance and/or expansion of these relationships and strong collaboration on maintaining adequate procedures in monitoring the risk profile of our customer base will be a key enabler in the pursuit of our growth strategies.

Adding new use cases and verticals to our technology. We are adding new use cases and verticals to our technology through acquisitions. For example, with the acquisition of Paya we are now bringing our technology and expertise to under-penetrated verticals such as healthcare, government and non-profit. By adding these use cases to our existing offering, we are growing our total addressable market.

Adapting to Regulatory Changes. The nature of our product and service offerings necessitates that we adhere to strict regulatory regimes in the countries where we operate. Our operational teams are fully versed in the varying regulatory requirements. As regulations change or as we enter new markets with different regulatory requirements, we will continue to upskill and modify, our compliance capabilities as appropriate, such as our customer underwriting, risk management, know your customer and anti-money laundering capabilities, in as seamless as possible a manner to minimize disruption to our customers' businesses.

Selectively Pursuing and Successfully Executing Acquisitions. We have in the past augmented, and intend in the future to augment, our capabilities and organic growth with strategic acquisitions. For example, in the third quarter of 2021, we acquired Mazooma, Simplex and Paymentez. In addition, on February 22, 2023, we acquired Paya. Critical to our success is continuing to be highly disciplined in integrating future acquisitions into our Company in a manner that allows us to fulfill the potential that these acquisitions bring.

Digital assets and cryptocurrencies. We generate a portion of our revenue from customers operating in the digital assets and cryptocurrencies industry. Cryptocurrencies have historically and currently exhibit significant price volatility that have and could continue to adversely affect the operations of our customers in that industry, and, in turn, our results of operations and profitability. As a result, the Company is exposed to volatility in the cryptocurrency industry generally, including in sectors of the crypto industry that do not directly apply to the Company's payment services business but that are integral to the cryptocurrency industry as a whole. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies.

Foreign currency exchange rate fluctuations. Exchange rate fluctuations may negatively affect our results of operations. Our presentation currency is the US dollar. We derive the largest portion of our revenues in US dollars and the largest proportion of our expenses in US dollars. Foreign currency exchange rate fluctuations have and may continue to negatively affect our revenue that is denominated in currency other than the US dollar. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the US dollars would reduce our revenues and any weakening of the US dollar would increase our revenues as measured in US dollars.

Key Components of Results of Operations

Revenue

Merchant Transaction and Processing Services. Revenues from our merchant transaction and processing services are derived primarily from eCommerce payment processing services, and stems from relationships with individual customers. Additionally, transaction and processing services revenues stem from contracts with financial service providers and other merchant acquirers. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenues are generated from processing electronic payment transactions for customers.

Our transaction and processing services revenues are primarily comprised of (a) fees calculated based on a percentage of the monetary value of transactions processed; (b) fees calculated based on the number of transactions processed; (c) service fees; or (d) some combination thereof that are associated with transaction and processing services.

We present revenue net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks when it is determined that we are acting as an agent and do not have the ability to direct the use of and obtain substantially all of the benefits of these services.

Other Revenue. We may sell hardware ("point-of-sale equipment") as part of our contracts with customers. Hardware consists of terminals or gateway devices. We do not manufacture hardware but purchase hardware from third party vendors and hold the hardware in inventory until purchased by a customer.

For more information on our revenue recognition policies, refer to Note 3 of the audited annual consolidated financial statements for the year ended December 31, 2022.

Cost of Revenue

Processing Costs. Processing costs consist of fees paid to processing suppliers. When we are the primary obligor providing payment processing services, we record processing fees paid to processing suppliers as a cost of revenue. If we are not the primary obligor providing payment processing services, processing fees are netted from the revenue recorded for such transaction and we do not record separate processing fees as a cost of revenue. Processing costs also include losses resulting from our transaction guarantee solutions.

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Costs of Goods Sold. Costs of goods sold consist primarily of costs associated with selling point-of-sale equipment, such as the cost of acquiring the equipment, including purchase price, expenses associated with a third-party fulfillment company, shipping, handling and inventory adjustments.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses primarily represent the amounts associated with (i) commissions, (ii) employee compensation, (iii) share-based payments, and (iv) depreciation and amortization.

Commissions. Commissions are comprised of incentives paid to third party agents for referring customers.

Employee Compensation. Employee compensation consists of salaries, incentives and benefits (excluding share-based payments which is disclosed separately) earned by our employees. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, operations, as well as various business support functions.

Share-Based Payments. Share-based payments consists of our equity-settled share-based compensation earned by our employees, directors and consultants.

Depreciation. Depreciation consists of depreciation of property and equipment, primarily point-of-sale equipment, office and computer equipment, furniture and fixtures, leasehold improvements and right of use assets over buildings. We calculate depreciation using the straight-line method over the useful life of the relevant asset or over the remaining lease term, as applicable.

Amortization. Amortization consists primarily of amortization of intangible assets, which consist of internally generated and externally purchased software that is used in providing processing services to customers. It also includes trademarks, technologies, distributor commission buyouts and partner and merchant relationships that are acquired by the Company. Distributor commission buyouts represent amounts paid to independent sales organizations to buy out their rights to future residual commission payments. These intangible assets are amortized on a straight-line basis over the course of the relevant asset's useful life.

Selling, general and administrative expenses also consist of professional fees, transaction losses, contingent consideration adjustments and other expenses.

We anticipate increases in general and administrative expenses as we invest in our business such as our sales force and brand awareness as well as incur the costs of compliance associated with being a dual-listed public company, including increased accounting and legal expenses. Please refer to the section entitled "Risks Relating to Regulation" of our AIF.

Net Finance Costs

Net finance costs primarily represent amounts associated with:

Interest on Loans and Borrowings. Interest expense consists primarily of interest incurred on term loans outstanding under the credit facilities. We anticipate an increase on interest on loans and borrowings in future periods as a result of the entry into the New revolving facility in connection of the closing with the Paya acquisition in February 2023.

Change in Fair Value of Share Repurchase Liability. During 2022, as a result of the automatic share purchase plan ("ASPP"), the Company recognized a share repurchase liability. The share repurchase liability is a financial liability accounted for at fair value through profit or loss, and as such, was remeasured at fair market value until it was settled or upon termination of the agreement, with fair value changes being recognized in finance costs.

Interest Income on Advances to Third Parties. Commencing in the year ended December 31, 2018, we issued advances to a third-party independent sales organization. Under the agreements with the third-party independent sales organization, we acquired the rights to cash flows from a portfolio of merchant contracts. The agreements provide for minimum guaranteed payments for the first three years. After the first three years, the portfolio of merchants is fixed, and the cash flows are no longer guaranteed at which point the receipts flow through the consolidated statement of profit or loss.

Interest Income. Interest income consists of interest received on cash and cash equivalents held by the Company.

Loss (Gain) on Foreign Currency Exchange

Loss (gain) on foreign currency exchange results from monetary items that are held by the Company or its subsidiaries in a currency different than its functional currency. These items are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when the items are re-measured at the end of the reporting period. The resulting gains and losses subsequently being recognized are recorded in loss (gain) on foreign currency exchange.

Income Tax Expense

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Results of Operations

The following table outlines our consolidated profit or loss and comprehensive income or loss information for the three months and years ended December 31, 2022 and 2021:

(In thousands of US dollars except for share and per share amounts)	Three months ended December 31		Years ended December 31	
	2022 $	2021 $	2022 $	2021 $
Revenue	220,339	211,875	843,323	724,526
Cost of revenue	50,166	49,115	171,425	147,755
Gross profit	170,173	162,760	671,898	576,771
Selling, general and administrative expenses	148,465	140,921	590,966	431,303
Operating profit	21,708	21,839	80,932	145,468
Finance income	(7,267)	(550)	(13,694)	(2,859)
Finance cost	9,214	5,001	22,841	16,879
Net finance cost	1,947	4,451	9,147	14,020
Loss (gain) on foreign currency exchange	4,663	(2,486)	(15,752)	(513)
Income before income tax	15,098	19,874	87,537	131,961
Income tax expense	5,746	7,535	25,582	24,916
Net income	9,352	12,339	61,955	107,045
Other comprehensive income				
Foreign operations – foreign currency translation differences	33,196	(10,920)	(30,858)	(31,031)
Comprehensive income	**42,548**	**1,419**	**31,097**	**76,014**
Net income attributable to:				
Common shareholders of the Company	8,040	10,808	56,732	102,293
Non-controlling interest	1,312	1,531	5,223	4,752
	9,352	12,339	61,955	107,045
Weighted average number of common shares outstanding				
Basic	140,633,277	142,698,569	141,555,788	139,729,116
Diluted	142,681,178	147,640,841	144,603,485	144,441,502
Net income per share attributable to common shareholders of the Company				
Basic	0.06	0.08	0.40	0.73
Diluted	0.06	0.07	0.39	0.71

The following table summarizes our revenue by geography based on the billing location of the merchant for the three months and years ended December 31, 2022 and 2021.

(In thousands of US dollars, except for percentages)	Three months ended December 31		Change		Years ended December 31		Change	
	2022 $	2021 $	$	%	2022 $	2021 $	$	%
Revenue								
Europe, Middle East and Africa	115,896	127,856	(11,960)	(9)	465,935	394,758	71,177	18
North America	89,393	76,229	13,164	17	336,563	301,257	35,306	12
Latin America	12,181	6,404	5,777	90	33,105	22,841	10,264	45
Asia Pacific	2,869	1,386	1,483	107	7,720	5,670	2,050	36
	220,339	211,875	8,464	4	843,323	724,526	118,797	16

Results of Operations for the Three Months Ended December 31, 2022 and 2021

Revenue

(In thousands of US dollars, except for percentages)	Three months ended December 31		Change	
	2022 $	2021 $	$	%
Revenue	220,339	211,875	8,464	4

For the three months ended December 31, 2022, revenue increased by $8.5 million or 4% as compared to the three months ended December 31, 2021. Revenue was in the range of our financial outlook of between $197 million and $227 million. The increase in revenue reflected organic growth mainly driven by higher eCommerce volume. Revenue was impacted unfavorably by changes in foreign currency exchange rates year-over-year by $12.2 million, as well as a decrease in year-over-year revenue from our digital assets and cryptocurrency verticals. For the three months ended December 31, 2022, Organic revenue at constant currency was $232.5 million and Organic revenue growth at constant currency was 10%. See "Non-IFRS and Other Financial Measures".

Total volume increased to $40.3 billion for the three months ended December 31, 2022 from $31.5 billion in the three months ended December 31, 2021, an increase of $8.8 billion or 28%. Total volume was above the range of our financial outlook of between $33 billion and $35 billion mostly driven by our organic eCommerce volume. Total volume at constant currency was $41.8 billion, an increase of 33% over the same period.

Cost of Revenue

(In thousands of US dollars, except for percentages)	Three months ended December 31		Change	
	2022	2021	$	%
Cost of revenue	$50,166	$49,115	1,051	2
As a percentage of revenue	22.8%	23.2%		

For the three months ended December 31, 2022, cost of revenue was stable compared to the three months ended December 31, 2021.

Cost of revenue as a percentage of revenue decreased from 23.2% for the three months ended December 31, 2021 to 22.8% for the three months ended December 31, 2022 mainly due to a more favorable revenue mix.

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Selling, General and Administrative Expenses

(In thousands of US dollars, except for percentages)	Three months ended December 31		Change	
	2022	2021		
	$	$	$	%
Selling, general and administrative expenses				
Commissions	27,652	28,423	(771)	(3)
Employee compensation	36,703	35,164	1,539	4
Share-based payments	35,437	32,935	2,502	8
Depreciation and amortization	21,734	25,938	(4,204)	(16)
Professional fees	12,537	8,036	4,501	56
Other	14,402	10,425	3,977	38
	148,465	140,921	7,544	5

For the three months ended December 31, 2022, selling, general and administrative expenses increased by $7.5 million or 5% as compared to the three months ended December 31, 2021 primarily due to the following:

Commissions. During the three months ended December 31, 2022, commission expense decreased by $0.8 million or 3% as compared to the three months ended December 31, 2021. The decrease was primarily due to the decrease in revenue subject to commission compared to the prior year.

Employee Compensation. During the three months ended December 31, 2022, employee compensation increased by $1.5 million or 4% as compared to the three months ended December 31, 2021. The employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration. The increase year-over-year mainly reflects higher headcount from organic growth, including those in direct sales and account management to drive future growth and execute on our strategy.

Share-based Payments. For the three months ended December 31, 2022, share-based payments increased by $2.5 million as compared to the three months ended December 31, 2021. The increase was primarily due to awards to employees and higher headcount year-over-year. Of the $35.4 million of the share-based payments for the three months ended December 31, 2022, $11.7 million related to awards with an exercise price or share price performance condition in excess of $100.00. As at December 31, 2022, unrecognized share-based payments were approximately $194.1 million of which $71.5 million related to awards with an exercise price or share price performance condition in excess of $100.00.

Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the three months ended December 31, 2022 decreased by $4.2 million or 16% as compared to the three months ended December 31, 2021. The decrease was mainly due to intangible assets recognized in 2017 for the acquisition of Pivotal Holdings Ltd. by Nuvei which were fully amortized in the three months ended December 31, 2022.

Professional Fees. For the three months ended December 31, 2022, professional fees increased by $4.5 million compared to the three months ended December 31, 2021. The increase mainly reflected higher fees to operate as a dual-listed public company since our Nasdaq listing in the fourth quarter of 2021 as well as fees related to our acquisition activities in 2022.

Other. For the three months ended December 31, 2022, other expenses increased by $4.0 million compared to the three months ended December 31, 2021. The increase was mostly due to higher information technology expenses as well as higher marketing and travel costs.

Net Finance Cost

(In thousands of US dollars, except for percentages)	Three months ended December 31		Change	
	2022	**2021**		
	$	**$**	**$**	**%**
Finance income				
Interest on advances to third parties and interest income	(7,267)	(550)	(6,717)	n.m.
Finance cost				
Interest on loans and borrowings (excluding lease liabilities)	8,865	4,920	3,945	80
Other	349	81	268	331
Net finance cost	1,947	4,451	(2,504)	(56)

During the three months ended December 31, 2022, net finance cost decreased by $2.5 million as compared to the three months ended December 31, 2021. The decrease was primarily due to the following items:

Interest on advances to third parties and interest income. The increase in finance income of $6.7 million is mainly due to higher interest income earned on the Company's cash and cash equivalents balance during the three months ended December 31, 2022.

Interest on Loans and Borrowings. The increase of $3.9 million was mainly due to a higher interest rate environment in the three months ended December 31, 2022.

Loss (Gain) on Foreign Currency Exchange

(In thousands of US dollars, except for percentages)	Three months ended December 31		Change	
	2022	**2021**		
	$	**$**	**$**	**%**
Loss (gain) on foreign currency exchange	4,663	(2,486)	7,149	n.m.

Loss on foreign currency exchange for the three months ended December 31, 2022 was $4.7 million compared to a gain of $2.5 million for the three months ended December 31, 2021. This was mainly due to currency exposure related to U.S. denominated debt and cash and cash equivalents held in our Canadian subsidiary.

Income Taxes

(In thousands of US dollars, except for percentages)	Three months ended December 31		Change	
	2022	**2021**	**$**	**%**
Income tax expense	$5,746	$7,535	(1,789)	(24)
Effective tax rate	38.1 %	37.9 %		

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Income tax expense for the three months ended December 31, 2022 was $5.7 million on income before income tax of $15.1 million, representing an effective tax rate of 38.1% for the period. The effective income tax rate was higher than the Canadian parent's statutory income tax rate of 26.5% because it includes the unfavorable impact of share-based payments of $35.4 million recognized in the three months ended December 31, 2022 that are non-deductible in most jurisdictions, partially offset by the favorable impact of lower income tax rates in other jurisdictions.

Income tax expense for the three months ended December 31, 2021 was $7.5 million on income before income tax of $19.9 million, representing an effective tax rate of 37.9% for the period. This effective tax rate above the statutory tax rate is mainly due to share-based payments of $32.9 million recognized in the three months ended December 31, 2021 that are non-deductible for tax purposes in certain jurisdictions.

Results of Operations for the Years Ended December 31, 2022 and 2021

Revenue

	Years ended December 31		Change	
	2022	**2021**		
(In thousands of US dollars, except for percentages)	**$**	**$**	**$**	**%**
Revenue	843,323	724,526	118,797	16

For the year ended December 31, 2022, revenue increased by $118.8 million or 16% as compared to the year ended December 31, 2021. Revenue was in the range of our financial outlook of between $820 million and $850 million. The increase in revenue was primarily due to organic growth mainly driven by higher eCommerce volume. Additional months of revenue from our three acquisitions completed in the third quarter of 2021 also contributed $37.6 million to the revenue increase year-over-year. Revenue for the year ended December 31, 2022 was impacted unfavorably by changes in foreign currency exchange rates year-over-year by $40.5 million. For the year ended December 31, 2022, Revenue at constant currency was $883.9 million, Revenue growth at constant currency was 22%, Organic revenue at constant currency was $844.6 million and Organic revenue growth at constant currency was 17%. See "Non-IFRS and Other Financial Measures".

Total volume increased from $95.6 billion for the year ended December 31, 2021 to $127.7 billion in the year ended December 31, 2022, an increase of $32.1 billion or 34%. Total volume was above the range of our financial outlook of between $120 billion and $122 billion mostly driven by our organic eCommerce volume. Total volume at constant currency was $132.7 billion, an increase of 39% over the same period.

Cost of Revenue

	Years ended December 31		Change	
(In thousands of US dollars, except for percentages)	**2022**	**2021**	**$**	**%**
Cost of revenue	$171,425	$147,755	23,670	16
As a percentage of revenue	20.3%	20.4%		

For the year ended December 31, 2022, cost of revenue increased by $23.7 million or 16% as compared to the year ended December 31, 2021 mainly due to an increase of $23.7 million in processing costs.

The increase in processing costs was mainly driven by organic growth in Total volume and, to a lesser extent, the contribution from the three acquisitions completed in the third quarter of 2021.

Selling, General and Administrative Expenses

(In thousands of US dollars, except for percentages)	Years ended December 31		Change	
	2022	**2021**		
	$	**$**	**$**	**%**
Selling, general and administrative expenses				
Commissions	113,287	125,531	(12,244)	(10)
Depreciation and amortization	101,492	90,828	10,664	12
Employee compensation	155,359	109,798	45,561	41
Professional fees	32,387	24,532	7,855	32
Share-based payments	139,103	53,180	85,923	162
Other	49,338	27,434	21,904	80
	590,966	431,303	159,663	37

For the year ended December 31, 2022, selling, general and administrative expenses increased by $159.7 million or 37% as compared to the year ended December 31, 2021 primarily due to the following:

Commissions. During the year ended December 31, 2022, commission expense decreased by $12.2 million or 10% as compared to the year ended December 31, 2021. The decrease was primarily due to the decrease in revenue subject to commission compared to the prior period.

Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the year ended December 31, 2022 increased by $10.7 million or 12% as compared to the year ended December 31, 2021. The increase was primarily due to a higher amortization of technologies as well as partner and merchant relationships intangible assets related to the three acquisitions completed in the third quarter of 2021.

Employee Compensation. During the year ended December 31, 2022, employee compensation increased by $45.6 million or 41% as compared to the year ended December 31, 2021. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration. The increase mainly reflects higher headcount, including investments in direct sales and account management to drive future growth and execute on our strategy. The inclusion of acquired businesses also resulted in an increase in headcount, employee compensation and acquisition-related compensation. In the third quarter 2021, and as part of the acquisitions, we entered into compensation arrangements for retention and future services which led to the recognition of $14.3 million of expenses for the year ended December 31, 2022 compared to $10.8 million for the year ended December 31, 2021, an increase of $3.5 million mainly reflecting additional months of services under such arrangements. All arrangements have been fully expensed as of December 31, 2022.

Professional Fees. For the year ended December 31, 2022, professional fees increased by $7.9 million or 32% as compared to the year ended December 31, 2021. The increase was primarily due to additional costs incurred to operate as a dual-listed public company due to our Nasdaq listing in the fourth quarter of 2021.

Share-based Payments. For the year ended December 31, 2022, share-based payments increased by $85.9 million as compared to the year ended December 31, 2021. This was primarily due to awards to employees, including new employees from the 2021 acquisitions, higher headcount and additional months of expenses related to special awards granted at the time of the Nasdaq listing in the fourth quarter of 2021. Of the $139.1 million of the share-based payments for the year ended December 31, 2022, $57.2 million related to awards with an exercise price or share price performance condition in excess of $100.00.

Other. For the year ended December 31, 2022, other expenses increased by $21.9 million compared to the year ended December 31, 2021. The increase is mostly due to higher information technology expenses as well as higher marketing expenses and travel costs.

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Net Finance Cost

(In thousands of US dollars, except for percentages)	Years ended December 31		Change	
	2022	2021		
	$	$	$	%
Finance income				
Interest on advances to third parties and interest income	(13,694)	(2,859)	(10,835)	379
Finance cost (income)				
Interest on loans and borrowings (excluding lease liabilities)	26,186	16,380	9,806	60
Change in fair value of share repurchase liability	(5,710)	—	(5,710)	n.m.
Other	2,365	499	1,866	374
Net finance cost	9,147	14,020	(4,873)	(35)

During the year ended December 31, 2022, net finance costs decreased by $4.9 million as compared to the year ended December 31, 2021. The decrease was primarily due to the following items:

Interest on advances to third parties and interest income. The increase in finance income of $10.8 million is mainly due to an increase in interest income due to higher cash and cash equivalents in the year ended December 31, 2022 compared to the year ended December 31, 2021, as well as the relatively higher interest rate environment.

Interest on Loans and Borrowings. The increase of $9.8 million was mainly due to higher debt balance resulting from new financing related to the 2021 business acquisitions, as well as a higher interest rate environment in the year ended December 31, 2022.

Change in Fair Value of Share Repurchase Liability. The remeasurement gain of $5.7 million associated with the share repurchase liability in the year ended December 31, 2022 is due to the decrease in share price between the ASPP start date and the completion of the share repurchase under the ASPP in May 2022, which resulted in a lower fair value measurement of the financial liability.

Loss (Gain) on Foreign Currency Exchange

(In thousands of US dollars, except for percentages)	Years ended December 31		Change	
	2022	2021		
	$	$	$	%
Gain on foreign currency exchange	(15,752)	(513)	(15,239)	n.m.

Gain on foreign currency exchange for the year ended December 31, 2022 was $15.8 million compared to a gain of $0.5 million for the year ended December 31, 2021. This was mainly due to currency exposure related to U.S. denominated debt and cash and cash equivalents held in our Canadian subsidiary.

Income Taxes

(In thousands of US dollars, except for percentages)	Years ended December 31		Change	
	2022	2021		
	$	$	$	%
Income tax expense	25,582	24,916	666	3 %
Effective tax rate	29.2%	18.9%		

Income tax expense for the year ended December 31, 2022 was $25.6 million on income before income tax of $87.5 million, representing an effective tax rate of 29.2% for the period. The effective income tax rate was higher than the Canadian parent's statutory income tax rate of 26.5% because it includes the unfavorable impact of share-based payments of $139.1 million recognized in the year ended December 31, 2022 that are non-deductible for income tax purposes in most jurisdictions, partially offset by the favorable impact of lower income tax rates in other jurisdictions, a non-taxable gain upon the remeasurement of a share repurchase liability and non-taxable foreign exchange gains.

Income tax expense for the year ended December 31, 2021 was $24.9 million on income before income tax of $132.0 million, representing an effective tax rate of 18.9% for the period. The effective income tax rate was lower than the Canadian parent's statutory income tax rate of 26.5% primarily because it included the favorable impact of lower income tax rates in other jurisdictions and recognition of previously unrecognized deferred income tax assets, partially offset by the unfavorable impact of non-deductible share-based payments and non-deductible expenses.

Selected Annual Information

(In thousands of US dollars, except for per share amounts)	As at and for the years ended December 31,		
	2022	**2021**	**2020**
	$	**$**	**$**
Revenue	843,323	724,526	376,226
Net income (loss)	61,955	107,045	(103,670)
Net income (loss) per basic share attributable to common shareholders of the Company	0.40	0.73	(1.08)
Net income (loss) per diluted share attributable to common shareholders of the Company	0.39	0.71	(1.08)
Total assets	3,524,669	3,455,470	2,247,769
Total non-current liabilities	566,240	576,855	264,490

Year ended December 31, 2022 compared to Year ended December 31, 2021

Revenue and net income

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations" for a more detailed discussion of the 2022-2021 year-over-year changes in revenue and net income (loss).

Total Assets

Total assets increased by $69.2 million or 2% from December 31, 2021 to December 31, 2022. The increase can be explained primarily by the increase of $102.8 million in segregated funds and trade receivables of $22.0 million, which was mainly driven by Total volume growth, and was partially offset by the decrease due to the amortization of $93.0 million in intangible assets as well as a $20.5 million negative impact from the change in foreign currency rate on goodwill and intangible assets.

Segregated funds represent amounts held in segregated bank accounts, which are held on behalf of merchants where the Company is in the flow of funds in the settlement transaction cycle. A corresponding liability (due to merchants) is recognized for the amounts to be settled to merchants. The segregated bank accounts are held with our banks and are segregated from operating funds. Both the segregated funds and the amounts due to merchants are derecognized when the funds are settled to the merchant.

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Total Non-Current Liabilities

Total non-current liabilities decreased by $10.6 million or 2% from December 31, 2021 to December 31, 2022. This is primarily due to the decrease in the deferred tax liabilities due to amortization of acquired intangible assets.

Year ended December 31, 2021 compared to Year ended December 31, 2020

Revenue and net income

For the year ended December 31, 2021, revenue increased by $348.3 million or 93% as compared to the year ended December 31, 2020. The increase was primarily due to organic growth mainly driven by higher eCommerce volume as well as card present volume due to a more favorable operating environment in 2021 compared to 2020 where physical store activity was adversely impacted by the COVID-19 related lockdowns. Our 2021 acquisitions and additional months of revenue from Smart2Pay also contributed $123.7 million to the revenue increase year-over-year.

Total volume increased from $43.2 billion in the year ended December 31, 2020 to $95.6 billion in the year ended December 31, 2021, an increase of $52.4 billion or 121%. The increase was primarily due to growth in eCommerce volume as well as growth in card present volume due to a more favorable operating environment in 2021 where physical store activity was adversely impacted by the COVID-19 related lockdowns.

For the year ended December 31, 2021, net income increased by $210.7 million mainly driven by the increase in gross profit of $269.8 million driven by revenue growth, and the reduction in finance cost of $142.2 million due to the repayment loans and borrowings in 2020 in connection with our TSX listing. This was partially offset by the increase in our selling, general and administrative expenses mainly driven by organic growth as well as acquisitions.

Total Assets

Total assets increased by $1,207.7 million or 54% from December 31, 2020 to December 31, 2021. The increase can be explained primarily by the increase of $567.9 million in cash stemming from proceeds of the Nasdaq listing and cash flow from operating activities. The increase of $277.5 million in segregated funds, which was mainly driven by Total volume growth and 2021 acquisitions, as well as the increase of $156.9 million in goodwill and intangible assets mainly due to the 2021 acquisitions, also contributed to the increase in total assets.

Total Non-Current Liabilities

Total non-current liabilities increased by $312.4 million or 118% from December 31, 2020 to December 31, 2021. This is primarily due to the borrowing of $300 million under the amended term loan facility to fund a portion of the Mazooma, Simplex and Paymentez acquisitions in the third quarter of 2021.

Summary of Quarterly Results and Trend Analysis

				Three months ended				
(In thousands of US dollars except for per share amounts)	Dec. 31, 2022 $	Sep. 30, 2022 $	Jun. 30, 2022 $	Mar. 31, 2022 $	Dec. 31, 2021 $	Sep. 30, 2021 $	Jun. 30, 2021 $	Mar. 31, 2021 $
Revenue	220,339	197,146	211,294	214,544	211,875	183,932	178,239	150,480
Cost of revenue	50,166	38,363	35,980	46,916	49,115	38,332	33,124	27,184
Gross profit	170,173	158,783	175,314	167,628	162,760	145,600	145,115	123,296
Selling, general and administrative expenses	148,465	149,184	146,505	146,812	140,921	106,076	95,870	88,436
Operating profit	21,708	9,599	28,809	20,816	21,839	39,524	49,245	34,860
Finance income	(7,267)	(4,131)	(1,665)	(631)	(550)	(538)	(912)	(859)
Finance cost (recovery)	9,214	7,859	(1,973)	7,741	5,001	5,131	3,432	3,315
Net finance cost (income)	1,947	3,728	(3,638)	7,110	4,451	4,593	2,520	2,456
Loss (gain) on foreign currency exchange	4,663	(12,528)	(8,467)	580	(2,486)	727	1,691	(445)
Income before income tax	15,098	18,399	40,914	13,126	19,874	34,204	45,034	32,849
Income tax expense	5,746	5,393	5,831	8,612	7,535	6,202	6,120	5,059
Net income	**9,352**	**13,006**	**35,083**	**4,514**	**12,339**	**28,002**	**38,914**	**27,790**
Net income per share attributable to common shareholders of the Company								
Basic	0.06	0.08	0.24	0.02	0.08	0.19	0.27	0.19
Diluted	0.06	0.08	0.23	0.02	0.07	0.19	0.26	0.19
Adjusted EBITDA[a]	**85,685**	**81,201**	**92,853**	**91,578**	**91,454**	**80,943**	**79,375**	**65,462**
Adjusted net income[a]	**68,036**	**62,435**	**74,659**	**69,056**	**70,574**	**62,341**	**64,506**	**51,161**
Adjusted net income per share attributable to common shareholders of the Company[a]								
Basic	0.47	0.43	0.52	0.47	0.48	0.44	0.46	0.36
Diluted	0.47	0.43	0.51	0.46	0.47	0.42	0.44	0.35

(a) These amounts are non-IFRS measures. See "Non-IFRS and Other Financial Measures" section.

Quarterly Trend Analysis

The quarterly increase in revenue and cost of revenue was primarily due to Total volume organic growth as well as from our acquisitions in the third quarter of 2021.

The quarterly increase in selling, general and administrative expenses is primarily due to organic growth, acquisitions, as well as higher share-based payments.

The decrease in operating profit in the three months ended December 31, 2021 and following quarters was mainly driven by the increase in share-based compensation expense, primarily due to awards to employees who joined the Company relating to acquisitions completed during the year and other employee grants, as well as higher acquisition and integration costs resulting from the completion of three acquisitions during the third quarter of 2021. Higher expenses were partially offset by the increase in gross profit during the same period.

Quarterly net income in 2022 was impacted by the increased volatility in the foreign currency exchange rate compared with 2021. The revenue in the three months and year ended December 31, 2022 were impacted unfavorably by changes in foreign currency exchange rates year-over-year by $12.2 million and $40.5 million respectively.

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Liquidity and Capital Resources

Overview

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:

- Our ability to generate cash flows from our operations;
- The level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and
- Our capital expenditure requirements.

The general objectives of our capital management strategy are to ensure sufficient liquidity to pursue our organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the credit facilities.

Our primary source of liquidity is cash from operations, debt and equity financing. Our principal liquidity needs include investment in our selective acquisitions and product and technology, as well as operations, selling and general and administrative expenses and debt service.

Our capital is composed of net debt and shareholders' equity. Net debt consists of interest-bearing debt less cash and cash equivalents. Our use of capital is to finance business acquisitions, working capital requirements and capital expenditures.
We fund those requirements out of our internally generated cash flows and funds drawn from our long-term credit facilities or via equity financings.

The primary measure we use to monitor our financial leverage is our total leverage ratio, defined as the ratio of consolidated net debt outstanding, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit agreement for our credit facility. Under our credit facility, we must maintain a total leverage ratio of less than or equal to 7.00 : 1.00 for the current period, with the ratio decreasing year over year every October 1st, until it reaches 6.50 : 1.00 for the period after September 30, 2023. As at December 31, 2022, the Company was in compliance with this requirement.

We believe that the Company's available cash and cash equivalents, cash flows generated from operations, loans and borrowings will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.

Credit Facilities

Our credit facility is comprised of term loan facilities of $504.3 million. Outstanding principal of the term loan is payable quarterly at an annual rate of 1.00% and the remaining balance will be payable at maturity on September 28, 2025. The Company also has an unused revolving credit facility of $385 million as of December 31, 2022. The maturity of the revolving facility is September 8, 2024.

On February 22, 2023, the Company entered into a New revolving facility in an amount of $800 million. Until the delivery of the Company's financial statements for the quarter ending September 30, 2023, borrowings under the New revolving facility bear interest, at our option, at either (a) Term SOFR (including a 10 bps credit spread adjustment) plus a margin of 300 bps or (b) an alternate base rate plus a margin of 200 basis points. Thereafter, borrowings under the New revolving facility will bear interest, at our options, at either (a) Term SOFR (including a 10 bps credit spread adjustment) plus a margin ranging from 250 basis points to 325 basis points or (b) an alternate base rate plus a margin ranging from 150 to 225 basis points, in each case, based on a first lien leverage ratio. Commencing on June 30, 2023, the commitments in respect of the New revolving facility will automatically be permanently reduced by $10 million on the last day of each fiscal quarter. The maturity of the New revolving facility is September 28, 2025. The New revolving facility was fully drawn on February 22, 2023 as part of the consideration paid for the Paya acquisition.

As at December 31, 2022, we had letters of credit issued totaling $46.1 million ($46.1 million as at December 31, 2021).

For more information on the Company's loans and borrowings, refer to Note 12 of the audited annual consolidated financial statements for the year ended December 31, 2022.

Nasdaq Listing

On October 8, 2021, we completed our Nasdaq listing for aggregate gross proceeds of approximately $424.8 million.

The net proceeds of $408.2 million received as part of our Nasdaq listing remain available as of December 31, 2022. On February 22, 2023, the Company used all of the net proceeds received as part of our Nasdaq listing as part of the consideration paid for the Paya acquisition. This is consistent with our stated use of the net proceeds from our Nasdaq listing, which included growth initiatives such as acquisitions or strategic investments in complementary businesses, services, products or technologies.

Cash Flows

	Years ended December 31		Change	
	2022	**2021**		
(In thousands of US dollars, except for percentages)	**$**	**$**	**$**	**%**
Cash flow from (used in):				
Operating Activities	267,663	266,857	806	—
Investing Activities	(50,235)	(395,108)	344,873	(87)
Financing Activities	(214,298)	706,075	(920,373)	n.m.
Effect of movements in exchange rates on cash	(20)	(9,970)	9,950	(100)
Net increase in cash and cash equivalent	3,110	567,854	(564,744)	(99)
Cash and cash equivalent – beginning of year	748,576	180,722	567,854	314
Cash and cash equivalent - end of year	751,686	748,576	3,110	—

Cash Flows From Operating Activities

For the year ended December 31, 2022, $267.7 million of cash was generated from operating activities compared to $266.9 million for the year ended December 31, 2021. The increase driven by our business growth was partially offset by higher working capital in the year ended December 31, 2022 compared to 2021.

Cash Flows Used in Investing Activities

For the year ended December 31, 2022, $50.2 million of cash was used in investing activities. This resulted primarily from the acquisition of intangible assets and fixed assets. For the year ended December 31, 2021, $395.1 million of cash was used in investing activities, mainly due to the cash consideration paid for the acquisition of Base Commerce, Mazooma, Simplex and Paymentez of $387.7 million, net of cash acquired.

Cash Flows From (Used in) Financing Activities

For the year ended December 31, 2022, $214.3 million of cash was used in financing activities mainly reflecting the amount of $166.6 million used to repurchase and cancel approximately 3.7 million Subordinate Voting Shares under the NCIB. This also resulted from the purchase of the LPP non-controlling interest of 40% for a cash consideration of $39.8 million. For the year ended December 31, 2021, $706.1 million of cash was generated from financing activities mainly reflecting proceeds from loans and borrowings and our Nasdaq listing.

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Contractual Obligations and Commitments

We have contractual obligations and commitments with a variety of expiration dates. The table below outlines our contractual obligations and commitments, including estimated interest payments, at December 31, 2022:

	Contractual cash flows			
	Total	Less than 1 year	1 to 5 years	More than 5 years
(In thousands of US dollars)	$	$	$	$
Trade and other payables (excluding sales tax)	117,526	117,526	—	—
Due to merchants	823,666	823,666	—	—
Credit facilities	595,425	38,182	557,243	—
Lease liabilities	14,133	4,109	7,743	2,281
Other liabilities	5,731	3,851	1,880	—
	1,556,481	987,334	566,866	2,281
Segregated funds	(823,666)	(823,666)	—	—
	732,815	163,668	566,866	2,281

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources. We may, from time to time, be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Related Party Transactions and Executive Compensation

We have no related party transactions other than those presented in Note 22 in the Consolidated Financial Statements, which are reproduced as follows.

Transactions with Key Management Personnel

Key management personnel compensation comprises the following:

	Three months ended December 31		Years ended December 31	
	2022	2021	2022	2021
(In thousands of US dollars)	$	$	$	$
Salaries and short-term employee benefits	1,945	1,854	6,007	5,861
Share-based payments	18,003	15,442	71,286	23,895
	19,948	17,296	77,293	29,756

Other Related Party Transactions

(In thousands of US dollars)		Three months ended December 31		Years ended December 31	
		2022	**2021**	**2022**	**2021**
		$	**$**	**$**	**$**
Expenses – Travel	(i)	298	34	1,139	305
		298	34	1,139	305

(i) In the normal course of operations, we receive services from a company owned by a shareholder of the Company. The services received consist of travel services.

Financial Instruments and Other Instruments

In the ordinary course of its business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and interest rates, and that may have an adverse effect on the value of Nuvei's financial assets and liabilities, future cash flows and profit. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks as is deemed appropriate. (Please refer to the "Risks Relating to Our Business and Industry" section of the AIF.)

Credit and Concentration Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from our cash and cash equivalents, trade and other receivables, advances to third parties, segregated funds and processor deposits. The carrying amounts of these financial assets represent the maximum credit exposure.

Cash and Processor Deposits

The credit risk associated with cash and cash equivalents, segregated funds and processor deposits is limited because they are maintained only with highly rated large financial institutions.

Trade and Other Receivables

We provide credit to our customers in the normal course of business. We evaluate the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. Our extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. We have established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company. Any impaired trade receivables are mostly due from customers that are experiencing financial difficulties.

There is a concentration of credit risk as of December 31, 2022, with respect to our receivables from our main processor, which represented approximately 26% (December 31, 2021 – 37%) of trade and other receivables.

Advances to Third Parties

The credit risk associated with the advances to third parties is limited because the advances are repaid by financial institutions when we become entitled to payment under the agreements.

Foreign Currency Risk

We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of our business transactions denominated in currencies other than the U.S. dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in our operating results. We do not currently enter into arrangements to hedge foreign currency risk.

Approximately 56% of the Company's revenues and approximately 37% of its expenses are in currencies other than the US dollar. The Company does not enter into arrangements to hedge its foreign currency risk. There is no other currency other than the US dollar that represents more than 10% of the Company's revenues.

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The following table provides an indication of our significant foreign exchange currency exposures as stated in US dollars as at December 31, 2022:

(In thousands of US dollars)	CAD	EUR	GBP	ILS	Other	Total
	$	$	$	$	$	$
Cash	1,735	43,691	6,267	1,482	18,313	71,488
Trade and other receivables	16,035	3,759	1,659	804	10,270	32,527
Trade and other payables	(18,560)	(27,141)	(2,973)	(12,529)	(18,323)	(79,526)
Lease liabilities	—	(1,589)	(941)	(2,389)	(1,803)	(6,722)
Net financial position exposure	(790)	18,720	4,012	(12,632)	8,457	17,767

A 10% strengthening of the above currencies against the US dollar would have affected the measurement of financial instruments denominated in these currencies and affected equity and net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. A 10% weakening of the foreign currencies against the U.S. dollar would have an equal but opposite effect.

(In thousands of US dollars)	CAD	EUR	GBP	ILS	Other	Total
	$	$	$	$	$	$
Increase (decrease) on equity and net income	(79)	1,872	401	(1,263)	846	1,777

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. We do not account for any fixed interest-rate financial assets or financial liabilities at fair value through profit and loss.

All other loans and borrowings bear interest at floating rates, and we are therefore exposed to the cash flow risk resulting from interest rate fluctuations. This risk is offset by our cash and cash equivalents balance which also bears interest at floating rates.

Based on currently outstanding loans and borrowings at floating rates, an increase of 100 basis points in interest rates at the reporting date would have resulted in an increase of $1,073 in profit or loss in 2022 (2021 – $3,719). A decrease of 100 basis points in 2022 would have resulted in a decrease of $1,073 in profit or loss in 2022 (2021 - nil due to effective interest rate representing the floor rate per the agreement). This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.

Fair Value Risk

Certain of the our accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.

In establishing fair value, we use a fair value hierarchy based on levels as defined below:

a.   Level 1: defined as observable inputs such as quoted prices in active markets.

b.   Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

c.   Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

We have determined that the carrying amounts of our current financial assets and financial liabilities approximate their fair value given their short-term nature.

The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.

Refer to Note 21 of the Consolidated Financial Statements for additional information.

Critical Accounting Policies and Estimates

The preparation of the Consolidated Financial Statements in conformity with IFRS requires us to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates, judgments and assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively.

Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the Consolidated Financial Statements include the following:

Revenue Recognition. The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. In addition, we have applied judgment in assessing the principal versus agent considerations for our transaction and processing services.

Fair Value of Share-based Payment Transactions. We recognized compensation expense as a result of equity-settled share-based payment transactions which are valued by reference to the fair value of the related instruments. Fair value of options granted that did not contain a market performance condition was estimated using the Black-Scholes option pricing model. The risk-free interest rate is based on the yield of a zero coupon U.S. government security with a maturity equal to the expected life of the option from the date of the grant. The assumption of expected volatility is based on the average historical volatility of comparable companies for the period immediately preceding the option grant. We do not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option-pricing model.

When granting share-based payment compensation with performance conditions, we assess whether those performance conditions are market or non-market conditions. Market conditions are taken into account in the fair value estimate on the grant date, using a Monte Carlo simulation and this fair value is not revised subsequently. For non-market conditions, we estimate the expected outcome of the performance targets and revise those estimates and related expense until the final outcome is known.

When issuing share-based payments in exchange for services rendered by an external party, the Company estimates the fair value of the instruments granted by reference to the fair value of services rendered by the external party, if the services can be measured reliably, instead of the fair value of the equity instrument granted.

Provisions for Losses on Merchant Accounts. Disputes between a cardholder and a merchant arise periodically, primarily as a result of customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant's favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by us. We then charge back to the merchant the amount refunded to the financial institution. As such, we are exposed to credit risk in relation to the merchant since we assume the repayment to the merchant's customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse us. A provision for losses on merchant accounts is maintained to absorb unrecoverable chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. We evaluate the risk for such transactions and estimate the loss for disputed transactions based primarily on historical experience and other relevant factors. We analyze the adequacy of the provision for losses on merchant accounts in each reporting period.

Determining the Fair Value of Identifiable Intangible Assets Following a Business Combination. The Company uses valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a forecast of total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

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Recoverable Amount of Goodwill. Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions on which we have based our determination of fair value less costs of disposal include estimated sales volumes, input costs, and selling, general and administrative expenses as well as the multiples applied to forecasted Adjusted EBITDA. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Recoverable Amount of Tax Balances for Recognition of Tax Assets. Deferred income tax assets reflect our estimate of operations of future fiscal years, timing of reversal of temporary differences and tax rates on the date of reversals, which may well change depending on governments' fiscal policies. We must also assess whether it is more likely than not that deferred income tax assets will be realized and determine whether a valuation allowance is required on all or a portion of deferred income tax assets.

New Accounting Standards and Interpretations Adopted

The following amendments were adopted on January 1, 2021:

Interest rate benchmark reform - Phase 2

The Company adopted the amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. These amendments provide temporary relief which address the financial reporting effects when an interbank offered rate is replaced with an alternative nearly risk-free interest rate. The amendments provide two key reliefs which are applicable to changes undertaken as a direct consequence of the reform and where the change in rate are transacted on an economically equivalent basis:

- Modification of financial instruments carried at amortized cost resulting from the reform are reflected prospectively as a change in the effective interest rate of the instrument rather than as an immediate gain or loss.

- Upon certain criteria, hedging relationships that are directly impacted by the reform would be able to continue hedge accounting upon the transition to the new rate.

The following amendments were adopted on January 1, 2022:

Amendments to references to conceptual framework in IFRS Standards

This amendment replaces references to the 2010 Conceptual Framework for Financial Reporting with references to the 2018 Conceptual Framework for Financial Reporting in order to determine what constitutes an asset or liability in a business combination, adds a new exception for certain liabilities and contingent liabilities to refer to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or IFRIC 21, Levies, rather than to the 2018 Conceptual Framework, and clarifies that an acquirer should not recognize contingent assets at the acquisition date. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022.

All the amendments described above had no impact on the Consolidated Financial Statements.

New Accounting Standards and Interpretations Issued But Not Yet Adopted

The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods. The Company is not expecting that these amendments will have any material impact on its consolidated financial statements.

Amendments to liability classification

On October 31, 2022, the IASB issued new amendments to IAS 1 that replace the previous amendment issued in 2020 that clarify requirements when classifying liabilities as non-current and extend the application period to January 1, 2024.

When an entity classifies a liability arising from a loan arrangement as non-current and that liability is subject to the covenants which an entity is required to comply with within twelve months of the reporting date, this amendment requires the entity to disclose information in the notes that enables users of financial statements to understand the risk that the liability could become repayable within twelve months of the reporting period, including:

(a) the carrying amount of the liability;

(b) information about the covenants;

(c) facts and circumstances, if any, that indicate the entity may have difficulty complying with the covenants. Such facts and circumstances could also include the fact that the entity would not have complied with the covenants based on its circumstances at the end of the reporting period.

Outstanding Share Data

As of March 3, 2023, our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares, of which 63,592,263 were issued and outstanding, (ii) an unlimited number of Multiple Voting Shares, of which 76,064,619 were issued and outstanding, and (iii) an unlimited number of Preferred Shares, issuable in series, none of which were outstanding. The Subordinate Voting Shares are "restricted securities" within the meaning of such term under applicable securities laws in Canada.

As of March 3, 2023, there were 2,540,565 stock options outstanding under the Company's legacy stock option plan dated September 21, 2017 and 5,999,845 stock options outstanding under the Company's Omnibus Plan. There were 414,608 stock options outstanding under the Paya Holdings Inc. Omnibus Incentive Plan, which the Company assumed on closing of its acquisition of Paya on February 22, 2023. Each such stock option is or may become exercisable for one Subordinate Voting Shares.

As of March 3, 2023, there were 48,596 Deferred Share Units, 3,763,582 Restricted Share Units and 1,742,996 Performance Share Units outstanding under the Company's Omnibus Plan. There were 909,735 RSUs outstanding under the Paya Holdings Inc. Omnibus Incentive Plan, which the Company assumed on closing of its acquisition of Paya on February 22, 2023. Each such DSU, RSU and PSU may be settled, once vested, as one Subordinate Voting Share.

Risk Factors

In addition to all other information set out in this MD&A, and our audited annual consolidated financial statements and notes for the fiscal year ended December 31, 2022, the specific risk factors that could materially adversely affect us and/or our business, financial condition and results of operations are disclosed under "Risk Factors'" in our Annual Information Form. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may also become important factors that affect our future business, financial condition and results of operations. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow.

Controls and Procedures

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined by the Securities and Exchange Commission (the "Commission") in Rule 13a-15(e) under the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under securities legislation (including the Exchange Act) is (i) recorded, processed, summarized and reported within the time periods specified in securities legislation (including the Commission's rules and forms); and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company's disclosure controls and procedures were effective as at December 31, 2022.

Internal Controls over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's

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internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have concluded that the Company's internal control over financial reporting was effective as at December 31, 2022.

Change in Internal Controls over Financial Reporting

There were no changes to our internal controls over financial reporting during the three months and twelve-months ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Limitations of Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Additional Information

Additional information relating to the Company, including the *Consolidated Financial Statements* and the AIF is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.



Consolidated Financial Statements
Nuvei Corporation

Years ended December 31, 2022 and 2021

(in thousands of US dollars)

Table of Contents

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have concluded that the Company's internal control over financial reporting was effective as at December 31, 2022.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report included herein.

/s/ Philip Fayer   /s/ David Schwartz

Philip Fayer   David Schwartz

Chief Executive Officer   Chief Financial Officer

March 8, 2023   March 8, 2023

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Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Nuvei Corporation

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Nuvei Corporation and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of profit or loss and comprehensive income or loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

"PwC" refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.



Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Test of the Nuvei Corporation and Digital Payments Cash-generating Units (CGUs). As described in notes 3 and 9 to the consolidated financial statements, the Company's goodwill balance was $1,114.6 million as of December 31, 2022, including $372.4 million for the Nuvei Corporation CGU and $726.8 million for the Digital Payments CGU. Management conducts a goodwill impairment test annually as of October 1 and whenever an impairment trigger is identified. For the purposes of impairment testing, goodwill has been allocated to the Company's CGUs, which represent the lowest level within the Company at which goodwill is monitored. An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount is the higher of a CGU's fair value less costs to sell and its value in use. Management determined the recoverable amounts of the CGUs based on the fair value less costs to sell method, estimated using an income approach, being discounted cash flows. The discounted cash flows take into consideration future cash flows for each CGU, which are then discounted using a pre-tax discount rate. The future cash flows are based on the most recent forecasts approved by management. The key assumptions used in the discounted cash flows included estimated sales volumes in determining future cash flows, as well as pre-tax discount rates. No impairment charge was recognized as a result of the 2022 impairment test.

The principal considerations for our determination that performing procedures relating to the goodwill impairment test of the Nuvei Corporation and Digital Payments CGUs is a critical audit matter are (i) the auditor judgment and effort in performing procedures relating to management's estimated recoverable amounts of the Nuvei Corporation and Digital Payments CGUs which included evaluating the key assumptions related to estimated sales volumes in determining future cash flows and the pre-tax discount rates; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing the effectiveness of controls relating to management's goodwill impairment test; and (ii) testing management's



process for estimating the recoverable amounts of the Nuvei Corporation and Digital Payments CGUs. Testing management's process included evaluating the appropriateness of the fair value less costs to sell method and income approach, being discounted cash flows, testing the completeness and accuracy of underlying data provided by management, and evaluating the reasonableness of the key assumptions, including estimated sales volumes in determining future cash flows, as well as pre-tax discount rates. Evaluating management's key assumptions related to estimated sales volumes in determining future cash flows involved evaluating whether the key assumptions used by management were reasonable considering (i) the current and past performance of the Nuvei Corporation and Digital Payments CGUs; and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist us in evaluating the appropriateness of management's method and approach, and the reasonableness of the pre-tax discount rates.

/s/ PricewaterhouseCoopers LLP[1]

Montréal, Canada
March 8, 2023

We have served as the Company's auditor since 2005.

---

[1] CPA auditor, public accountancy permit No. A111799

Nuvei Corporation

Consolidated Statements of Financial Position
As at December 31, 2022 and 2021

(in thousands of US dollars)

	Notes	2022 $	2021 $
Assets			
Current assets			
Cash and cash equivalents		751,686	748,576
Trade and other receivables	5	61,228	39,262
Inventory	6	2,117	1,277
Prepaid expenses		12,254	8,483
Income taxes receivable	17	3,126	3,702
Current portion of advances to third parties	7	579	3,104
Current portion of contract assets		1,215	1,354
Total current assets before segregated funds		832,205	805,758
Segregated funds		823,666	720,874
Total current assets		1,655,871	1,526,632
Non-current assets			
Advances to third parties	7	1,721	13,676
Property and equipment	8	31,881	18,856
Intangible assets	9	694,995	747,600
Goodwill	9	1,114,593	1,126,768
Deferred tax assets	17	17,172	13,036
Contract assets		997	1,091
Processor deposits		4,757	4,788
Other non-current assets		2,682	3,023
Total Assets		3,524,669	3,455,470

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Nuvei Corporation

Consolidated Statements of Financial Position
As at December 31, 2022 and 2021

(in thousands of US dollars)

	Notes	2022 $	2021 $
Liabilities			
Current liabilities			
Trade and other payables	10	125,533	101,848
Income taxes payable	17	16,864	13,478
Current portion of loans and borrowings	12	8,652	7,349
Other current liabilities	11	4,224	13,226
Total current liabilities before due to merchants		155,273	135,901
Due to merchants		823,666	720,874
Total current liabilities		978,939	856,775
Non-current liabilities			
Loans and borrowings	12	502,102	501,246
Deferred tax liabilities	17	61,704	71,100
Other non-current liabilities		2,434	4,509
Total Liabilities		1,545,179	1,433,630
Equity			
Equity attributable to shareholders			
Share capital	13	1,972,592	2,057,105
Contributed surplus		202,435	69,943
Deficit		(166,877)	(108,749)
Accumulated other comprehensive loss		(39,419)	(8,561)
		1,968,731	2,009,738
Non-controlling interest	11	10,759	12,102
Total Equity		1,979,490	2,021,840
Total Liabilities and Equity		3,524,669	3,455,470
Contingencies	25		
Subsequent events	26		

Approved by the Board of Directors

(signed) Philip Fayer	(signed) Michael Hanley
Chair of the Board	Chair of the Audit Committee

The accompanying notes are an integral part of these consolidated financial statements.

Nuvei Corporation

Consolidated Statements of Profit or Loss and Comprehensive Income or Loss
For the years ended December 31, 2022 and 2021

(in thousands of US dollars, except for per share amounts)

	Notes	2022 $	2021 $
Revenue	14	843,323	724,526
Cost of revenue	14	171,425	147,755
Gross profit		671,898	576,771
Selling, general and administrative expenses	14	590,966	431,303
Operating profit		80,932	145,468
Finance income	15	(13,694)	(2,859)
Finance cost	15	22,841	16,879
Net finance cost		9,147	14,020
Gain on foreign currency exchange		(15,752)	(513)
Income before income tax		87,537	131,961
Income tax expense	17	25,582	24,916
Net income		61,955	107,045
Other comprehensive income, net of tax			
Item that may be reclassified subsequently to profit and loss			
Foreign operations – foreign currency translation differences		(30,858)	(31,031)
Comprehensive income		31,097	76,014
Net income attributable to:			
Common shareholders of the Company		56,732	102,293
Non-controlling interest		5,223	4,752
		61,955	107,045
Comprehensive income attributable to:			
Common shareholders of the Company		25,874	71,262
Non-controlling interest		5,223	4,752
		31,097	76,014
Net income per share	18		
Net income per share attributable to common shareholders of the Company			
Basic		0.40	0.73
Diluted		0.39	0.71

The accompanying notes are an integral part of these consolidated financial statements.

nuvei

Nuvei Corporation

Consolidated Statements of Cash Flows
For the years ended December 31, 2022 and 2021

(in thousands of US dollars)

	Notes	2022 $	2021 $
Cash flow from operating activities			
Net income		61,955	107,045
Adjustments for:			
Depreciation of property and equipment	8	8,483	5,811
Amortization of intangible assets	9	93,009	85,017
Amortization of contract assets		1,941	2,180
Share-based payments	16	139,103	53,180
Net finance cost	15	9,147	14,020
Gain on foreign currency exchange		(15,752)	(513)
Income tax expense	17	25,582	24,916
Loss on disposal		175	—
Changes in non-cash working capital items	23	(10,881)	21,332
Interest paid		(23,370)	(14,351)
Interest received		10,753	272
Income taxes paid - net		(32,482)	(32,052)
		267,663	266,857
Cash flow used in investing activities			
Business acquisitions, net of cash acquired	4	—	(387,654)
Payment of acquisition-related contingent consideration	21	(2,012)	—
Acquisition of property and equipment	8	(13,744)	(5,728)
Acquisition of intangible assets	9	(34,578)	(21,441)
Acquisition of distributor commissions	9	(2,426)	—
Decrease in other non-current assets		466	10,525
Net decrease in advances to third parties	7	2,059	9,190
		(50,235)	(395,108)
Cash flow from (used in) financing activities			
Shares repurchased and cancelled	13	(166,609)	—
Transaction costs from issuance of shares	13	(903)	(15,709)
Proceeds from exercise of stock options	13	2,072	8,994
Repayment of loans and borrowings	12	(5,120)	(2,560)
Proceeds from loans and borrowings	12	—	300,000
Transaction costs related to loans and borrowings	12	—	(5,529)
Proceeds from issuance of shares	13	—	424,833
Payment of lease liabilities	12	(3,727)	(2,594)
Purchase of non-controlling interest	11	(39,751)	—
Dividend paid by subsidiary to non-controlling interest		(260)	(1,360)
		(214,298)	706,075
Effect of movements in exchange rates on cash		(20)	(9,970)
Net increase in cash and cash equivalents		3,110	567,854
Cash and cash equivalents – Beginning of Year		748,576	180,722
Cash and cash equivalents – End of Year		751,686	748,576

The accompanying notes are an integral part of these consolidated financial statements.

Nuvei Corporation

Consolidated Statements of Changes in Equity
For the years ended December 31, 2022 and 2021

(in thousands of US dollars)

	Notes	Share capital $	Contributed surplus $	Deficit $	Accumulated other comprehensive income (loss) $	Non-Controlling interest $	Total equity $
					Attributable to shareholders of the Company		
Balance as at January 1, 2021		1,625,785	11,966	(211,042)	22,470	8,710	1,457,889
Contributions and distributions							
Share issuance	4, 13	419,609	—	—	—	—	419,609
Exercise of stock options	13, 16	11,711	(2,717)	—	—	—	8,994
Equity-settled share-based payments	16	—	53,180				53,180
Tax effect - equity-settled share-based payments	17	—	7,514	—	—	—	7,514
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(1,360)	(1,360)
Net income and comprehensive income		—	—	102,293	(31,031)	4,752	76,014
Balance as at December 31, 2021		2,057,105	69,943	(108,749)	(8,561)	12,102	2,021,840
Contributions and distributions							
Exercise of equity-settled share-based payments	13, 16	6,061	(3,989)	—	—	—	2,072
Equity-settled share-based payments	16	—	139,103	—	—	—	139,103
Tax effect - equity-settled share-based payments	17	—	(2,622)	—	—	—	(2,622)
Shares repurchased and cancelled	13	(75,902)	—	(53,933)	—	—	(129,835)
Effect of share repurchase liability	13	(14,672)	—	(27,812)	—	—	(42,484)
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(260)	(260)
Effect of purchase of non-controlling interest, net of tax	11	—	—	(33,115)	—	(6,306)	(39,421)
Net income and comprehensive income		—	—	56,732	(30,858)	5,223	31,097
Balance as at December 31, 2022		1,972,592	202,435	(166,877)	(39,419)	10,759	1,979,490

The accompanying notes are an integral part of these consolidated financial statements.

nuvei

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

1. Reporting entity

Nuvei Corporation ("Nuvei" or the "Company") is a global payment technology provider to businesses across North America, Europe, Middle East and Africa, Latin America and Asia Pacific and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act ("CBCA").

The Company's Subordinate Voting Shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Global Select Market ("Nasdaq") both under the symbol "NVEI".

2. Basis of preparation and consolidation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements as at and for the years ended December 31, 2022 and 2021, were authorized for issue by the Company's Board of Directors on March 8, 2023.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

- Advances to third parties (note 7), contingent consideration (note 11), and investments, which are measured at fair value; and
- Share-based compensation transactions, which are measured pursuant to IFRS 2, *Share-based Payment* (note 16).

Operating segment

The Company has one reportable segment for the provision of payment technology solutions to merchants and partners.

Estimates, judgments and assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, judgments and assumptions.

Judgments

Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements include the following:

Revenue recognition (note 3)

The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. In addition, the Company has applied judgment in assessing the principal versus agent considerations for its transaction and processing services.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

<u>Determining the fair value of identifiable intangible assets following a business combination (note 4)</u>

The Company uses valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a forecast of total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

<u>Expense recognition of share-based payments with performance conditions (note 16)</u>

The expense recognized for share-based payments for which the performance conditions have not yet been met is based on an estimation of the probability of achieving the performance conditions and the timing of their achievement, which is difficult to predict. The final expense is only determinable when the outcome is known.

<u>Fair value of services rendered (note 16)</u>

When issuing share-based payments in exchange for services rendered by an external party, the Company estimates the fair value of the instruments granted by reference to the fair value of services rendered by the external party, if the services can be measured reliably, instead of the fair value of the equity instrument granted.

Assumptions and estimation uncertainties

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

- Estimating the recoverable amount of goodwill (note 9);

- Estimating the provision for losses on merchant accounts (note 11);

- Estimating the fair value of share-based payment transactions (note 16);

- Estimating the recoverable amount of tax balances for recognition of tax assets (note 17); and

- Estimating the fair value measurement of level 3 financial instruments (note 21).

COVID-19 impact on judgments, assumptions and estimation uncertainties

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict.

The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our customers and their customers, and the communities in which we do business. The negative impact of the COVID-19 pandemic on our business and the consolidated financial statements for the years ended December 31, 2022 and 2021 has been limited.

There continues to be uncertainty regarding the overall severity, extent and duration of the COVID-19 pandemic and the ability to control resurgences worldwide, making it difficult to assess the future impact on our employees, partners, customers and their customers, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term. Accordingly, there is a higher level of uncertainty with respect to management's judgments, assumptions and estimates.

nuvei

Nuvei Corporation

(in thousands of US dollars, except for share and per share amounts)

3. Significant accounting policies and new accounting standards

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Company's subsidiaries, unless otherwise indicated.

Foreign currency

Functional and presentation currency

These consolidated financial statements are presented in US dollars, which is also the Company's functional currency.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of entities of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Foreign currency differences are recognized in profit or loss.

Foreign operations

The assets and liabilities of foreign operations whose functional currency is not the US dollar, including goodwill and fair value adjustments arising on acquisition, are translated to US dollars at the exchange rates at the reporting date. The revenue and expenses of foreign operations are translated into US dollars at the average exchange rate for the period.

Foreign currency differences are recognized in other comprehensive income (loss) in the cumulative translation reserve (accumulated other comprehensive income (loss)), except to the extent that the translation difference is allocated to the non-controlling interest.

Business combinations

Business combinations are accounted for using the acquisition method at the acquisition date. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any liability and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or a liability resulting from a contingent consideration arrangement. Contingent consideration is subsequently remeasured at fair value, with any resulting gain or loss recognized and included in the consolidated statements of profit or loss and comprehensive income or loss. Contingent consideration that is payable contingent upon key employees' continued employment with the Company is expensed over the service period. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company measures goodwill as the fair value for the consideration transferred including the recognized amount of any non controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized immediately in the consolidated statements of profit or loss and comprehensive income or loss as a gain from a bargain purchase.

To estimate the fair value of the intangible assets, management uses the excess earnings method to value partner and merchant relationships and the royalty relief method to value technologies using discounted cash flow models. Management developed assumptions related to revenue and gross margin forecasts, partner and merchant attrition rates, royalty rates and discount rates.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

If the final purchase price allocation for a business combination is incomplete, the Company reports provisional amounts for the items for which the accounting is incomplete. Provisional amounts are adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amount recognized at that date. The measurement period is the period from the acquisition date to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date and is subject to a maximum of one year.

Transaction costs, other than those associated with the issue of debt or equity securities, and other direct costs of a business combination are not considered part of the business acquisition transaction and are expensed as incurred and recorded under selling, general and administrative expenses in the consolidated statements of profit or loss and comprehensive income or loss.

Basis of consolidation

Subsidiaries

Subsidiaries are all entities over which the Company has control. Control exists when the Company is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through the power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The Company's principal subsidiaries, their jurisdiction of incorporation and the Company's percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of incorporation	Ownership percentage
Loan Payment Pro ("LPP")	United States	100% (60% in 2021)
Nuvei Commerce LLC	United States	100%
Nuvei Consulting Services Ltd.	Israel	100%
Nuvei International Group Limited	Guernsey	100%
Nuvei Ltd.	Cyprus	100%
Nuvei Technologies Corp.	Canada	100%
Nuvei Technologies Inc.	United States	100%
Nuvei Technology & Services B.V.	Netherlands	100%
Nuvei US LLC	United States	100%
SimplexCC Ltd.	Israel	100%

Non-controlling interest

In the case of a business combination involving less than 100% of ownership interests, a non-controlling interest is measured either at fair value or at the non-controlling interest's share of the identifiable net assets of the acquiree. The basis of measurement is determined on a transaction-by-transaction basis. Changes in the Company's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any revenue and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

nuvei

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

Revenue from contracts with customers

Performance obligations and revenue recognition policies

Revenues are recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for these goods and services. The following describes the nature and timing of the satisfaction of performance obligation in contracts with customers, including significant payment terms, and the related revenue recognition policies.

Merchant transaction and processing services

Revenue from the Company's merchant transaction and processing services revenues are derived primarily from e-commerce and retail point-of-sale payment processing services, and stem from relationships with individual merchants. Additionally, transaction and processing services revenues stem from contracts with financial services institutions and other merchant acquirers. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenues are generated from processing electronic payment transactions for merchants.

The Company's transaction and processing revenues primarily comprise (a) fees calculated based on a percentage of monetary value of transactions processed; (b) fees calculated based on number of transactions processed; (c) service fees; or (d) some combination thereof that are associated with transaction and processing services.

The Company's promise to its customers is to stand ready to process transactions the customer requests on a daily basis over the contract term. The Company has determined that the merchant transaction and processing services represent a stand-ready series of distinct days of service that are substantially the same and have the same pattern of transfer to the customer. As a result, the Company has determined that merchant arrangements for transaction and processing services represent one performance obligation. Substantially all of the Company's revenues are recognized over time as a daily series over the term of the contracts.

To provide the transaction and processing services, the Company routes and clears each transaction, and obtains authorization for the transaction and requests funds settlement from the applicable financial institution, through the applicable payment network. When third parties are involved in the transfer of goods or services to a customer, the Company considers the nature of each specific promised good or service and applies judgment to determine whether it controls the good or service before it is transferred to a customer or whether it is acting as an agent of the third party. To determine whether or not it controls the good or service before it is transferred to the customer, the Company assesses a number of indicators including whether it or the third party is primarily responsible for fulfillment and which party has discretion in determining pricing for the good or service. Based on the Company's assessment of these indicators, it has concluded that its promise to the customer to provide transaction and processing services is distinct from the services provided by the card issuing financial institutions and payment networks in connection with payment transactions. When the Company does not have the ability to direct the use of and obtain substantially all of the benefits of the services provided by the card issuing financial institutions and payment networks before these services are transferred to the customer, and on that basis, it does not control these services prior to being transferred to the customer, the Company presents revenues net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks. In all other instances, the transaction and processing services revenue is reported on a gross basis, as the Company has determined it is the principal in the arrangement.

Since the timing and quantity of transactions to be processed by the Company is not determinable in advance, and the consideration received is contingent upon the customers' uses (e.g. a percentage of the transaction value or a fixed fee per transaction, number of payment transactions processed, or number of cards on file), the total transaction price is variable. The Company has determined that the performance obligation to provide merchant transaction and processing services meets the allocation of variable consideration exception

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

criteria in that (a) the terms of the variable payment relate specifically to the entity's efforts to satisfy the performance obligation or transfer the distinct service and (b) allocating the variable amount of consideration entirely to the performance obligation or the distinct good or service is consistent with the allocation objective when considering all of the performance obligations and payment terms in the contract. As a result, the Company allocates and recognizes variable consideration in the period it has the contractual right to invoice the customer.

Other revenues

The Company may sell hardware ("point-of-sale equipment") as part of its contracts with customers. Hardware consists of terminals or gateway devices. The Company does not manufacture hardware but purchases hardware from third-party vendors and holds the hardware in inventory until purchased by a customer. The Company accounts for sales of hardware as a separate performance obligation and recognizes the revenue at its stand-alone selling price when a customer obtains control of the hardware, which is generally when the hardware is shipped.

Cash and cash equivalents

Cash and cash equivalents comprise deposits in banks and highly liquid investments having an original maturity of three months or less.

Segregated funds and due to merchants

Segregated funds represent amounts held in segregated bank accounts, which are held on behalf of merchants where the Company is in the flow of funds in the settlement transaction cycle. A corresponding liability (due to merchants) is recognized for the amounts to be settled to merchants. The segregated bank accounts are held with the Company's banks and are segregated from operating funds. Both the segregated funds and the due to merchants are derecognized when the transaction is settled with the merchant.

Contract assets

Contract assets consist of costs to obtain contracts with customers, including employee sales commissions and fees to third party agents. At contract inception, the Company capitalizes such costs that it expects to recover and that would not have been incurred if the contract had not been obtained.

Consistent with the basis of transfer of the processing services to the customer, contract assets are amortized on a straight-line basis, over the expected period of contract benefit (ranging from three to five years), beginning when the accounts are activated and producing revenues. Amortization of contract assets is recorded in selling, general and administrative expense in the Company's consolidated statements of profit or loss and comprehensive income or loss. Costs to obtain a contract with an expected period of benefit of one year or less are recognized as an expense when incurred.

Inventory

Inventory consists of point-of-sale terminals and is measured at the lower of cost and net realizable value. Cost includes purchase, conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is determined using the first-in, first-out method. Net realizable value is defined as the estimated selling price in the ordinary course of business, less selling expenses.

Property and equipment

Recognition and measurement

Property and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses. If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (major components) of property and equipment.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

Depreciation

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is recognized in the consolidated statements of profit or loss as follows:

Assets	Period
Point-of-sale terminals	3 to 5 years
Computer equipment	3 years
Office equipment, furniture and fixtures	5 years
Leasehold improvements	Lease term
Right-of-use assets – Buildings	Lease term

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Intangible assets and goodwill

Recognition and measurement

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is carried at cost less accumulated impairment losses.

Research and development of software

The Company develops software that is used in providing processing services to customers.

Expenditure on research activities is recognized in the consolidated statements of profit or loss as incurred.

Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in the consolidated statements of profit or loss as incurred. Subsequent to initial recognition, development expenditure is carried at cost less accumulated amortization and any accumulated impairment losses.

Other intangible assets

Other intangible assets, including trademarks, technologies, distributor commission buyouts and partner and merchant relationships, that are acquired by the Company and have finite useful lives are carried at cost less accumulated amortization and any accumulated impairment losses. Distributor commission buyouts represent amounts paid to an independent sales organization to buy out their rights to future residual commission payments. When a portion of the consideration paid is variable, it is carried at fair value with changes in value recognized as an adjustment to the cost of the intangible assets.

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in the consolidated statements of profit or loss as incurred.

Amortization

Amortization is calculated to write off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in the consolidated statements of profit or loss. Goodwill is not amortized.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

The estimated useful lives for current and comparative periods are as follows:

Assets	Period
Technologies	3 - 15 years
Partner and merchant relationships	5 - 15 years
Development costs and software	3 - 5 years
Distributor commission buyouts	7 years
Trademarks	3 - 15 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and are adjusted if appropriate.

Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill is tested for impairment annually as at October 1 and whenever an impairment trigger is identified.

For impairment testing purposes, assets that cannot be tested individually are grouped to form the smallest group of assets generating cash inflows that are largely independent of the cash inflows from other assets or groups of assets ("cash-generating units" or "CGUs"). Goodwill is allocated to the CGU or CGU group that is expected to benefit from the synergies resulting from the business combination. Each unit or group of units to which goodwill is allocated is not to be larger than an operating segment.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. Fair value is determined through various valuation techniques including discounted cash flow models, valuation multiples, quoted market values and third party independent appraisals, as considered necessary. The discounted cash flow models take into consideration management's estimates of future cash flows for each asset or CGU, which are then discounted using a pre-tax discount rate that reflects current market appraisals of the time value of money and of risks of the specific asset. The data used for the impairment tests are directly related to the most recent forecast approved by the management and are adjusted as needed to exclude the impact of future restructuring and improvements to assets.

Impairment losses are recognized in the consolidated statements of profit and loss. When recognized as CGUs, impairment losses are first allocated to reduce the carrying amount of goodwill allocated to the CGU, and then to reduce the carrying amount of the other assets of the CGU on a pro rata basis on the basis of the carrying amount of each asset in the CGU.

Goodwill impairment losses are not reversed. Impairment losses on non-financial assets other than goodwill are assessed at each reporting date for any indications that the loss has decreased or has been eliminated. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recorded.

nuvei

(in thousands of US dollars, except for share and per share amounts)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

Provision for losses on merchant accounts

Disputes between a cardholder and a merchant arise periodically, primarily as a result of customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant's favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by the Company. The Company then charges back to the merchant the amount refunded to the financial institution. As such, the Company is exposed to credit risk in relation to the merchant since the Company assumes the repayment to the merchant's customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse the Company. The Company also offers transaction guarantee solutions to certain merchants.

A provision for losses on merchant accounts is maintained to absorb unrecoverable chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. Management evaluates the risk for such transactions and estimates the loss for disputed transactions based primarily on historical experience and other relevant factors. Management analyzes the adequacy of its provision for losses on merchant accounts in each reporting period.

The net charge for the provision for merchant losses is presented in selling, general and administrative expenses in the consolidated statements of profit or loss and comprehensive income or loss. When a transaction guarantee solution is provided in the merchant agreement, the related provision for merchant losses is presented in cost of revenue.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of use assets are presented within property and equipment.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Lease terms are up to ten years for facilities. In addition, the right-of-use asset is periodically assessed for impairment losses, and adjusted for certain remeasurements of the lease liability.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company's incremental borrowing rate unless the interest rate implicit in the lease can be readily determined.

Lease payments included in the measurement of the lease liability comprise:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee; and

• the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the consolidated statements of profit or loss if the carrying amount of the right-of-use asset has been reduced to nil.

At commencement or on modification of a contract that contains a lease component, the Company has elected not to separate non-lease components and instead to account for the lease and non-lease components as a single lease component.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases of low-value assets. The Company recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

Financial instruments

Recognition and initial measurement

Financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

Classification and subsequent measurement

Financial instruments are classified into the following specified categories: amortized cost, fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL"). The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. The Company's financial instruments have been classified as follows:

Financial instruments	Classification
Financial assets	
Cash and cash equivalents	Amortized cost
Trade and other receivables	Amortized cost
Segregated funds	Amortized cost
Advances to third parties	FVTPL
Processor deposits	Amortized cost
Investments [1]	FVTPL
Financial liabilities	
Trade and other payables	Amortized cost
Put option liability [2]	FVTPL
Contingent consideration [3]	FVTPL
Due to merchants	Amortized cost
Loans and borrowings	Amortized cost

[1] Investments are presented as Other non-current assets in the Consolidated Statements of Financial Position

[2] Put option liability is presented as Other liabilities in the Consolidated Statements of Financial Position

[3] Contingent considerations are presented as Other liabilities in the Consolidated Statements of Financial Position

Financial assets classified and measured at amortized cost are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured using the effective interest method, less any impairment loss if:

•   The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•   The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

Interest income or expense is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

Financial assets that do not meet the above conditions are classified and measured at FVTPL and any transaction costs are expensed as incurred.

A financial liability is classified at FVTPL if it is classified as held-for-trading, it is a contingent consideration in a business combination, it is a derivative or it is designated as such on initial recognition. Financial liabilities at fair value are measured at fair value and net gains and losses, including interest expense, are recognized in the consolidated statements of profit or loss.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expired. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in the consolidated statements of profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statements of financial position only when the Company has a legal right to set off the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Impairment of non-derivative financial assets

At each reporting date, the Company recognizes loss allowances for expected credit losses ("ECL") on financial assets carried at amortized cost.

The Company's trade and other receivables are accounts receivable with no financing component and have maturities of less than 12 months, and as such the Company applies the simplified approach for ECLs. As a result, the Company does not track changes in credit risk related to its trade and other receivables, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

For other financial assets subject to impairment, the Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

• debt securities that are determined to have low credit risk at the reporting date; and

• other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company's approach to ECLs reflects a probability-weighted outcome, the time value of money and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

The Company uses the provision matrix as a practical expedient to measure ECLs on accounts receivable, based on days past due for groupings of receivables with similar loss patterns. Accounts receivable are grouped based on their nature. The provision matrix is based on historical and experience observed loss rates over the expected life of the receivables with merchants and processors, and is adjusted for forward-looking estimates. The Company also considers collection experience and makes estimates regarding collectability based on trends and aging.

Share capital

Common shares

Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of tax effects.

nuvei

(in thousands of US dollars, except for share and per share amounts)

Share capital repurchase

When the Company implements a normal course issuer bid ("NCIB") and it controls the amount and timing of the repurchase being made, the Company recognizes the share capital repurchase on the trade date. For each share repurchased and cancelled, the Company reduces share capital by the weighted average cost of the related category of shares and any difference between the amount paid, including transaction costs, and the weighted average cost of the related category of shares is recorded directly in retained earnings or deficit.

When the Company enters into an agreement, such as an automatic share purchase plan ("ASPP"), under which it has a contractual obligation to purchase its own shares, subject to certain pre-determined limitations, the Company initially records this obligation as a financial liability at fair value with a corresponding reduction of equity. The share repurchase liability is carried at fair value until it is settled or upon termination of the agreement, with any change in fair value being recorded in the finance costs line item in the consolidated statements of profit or loss.

Share-based payment arrangements

The Company has authorized long-term incentive plans under which options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs") and Deferred Share Units ("DSUs") can be granted. The grant date fair value of equity-settled share-based arrangements granted to directors, officers, employees and consultants is recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards with which the related service is expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service at the vesting date.

When the Company grants share-based arrangements that vest upon reaching certain performance conditions, the Company assesses, at the grant date, whether those performance conditions are market or non-market conditions. Market conditions are considered in the fair value estimate on the grant date and this fair value is not revised subsequently. For non-market conditions, the Company estimates the expected outcome of the performance targets and how many options and PSUs are expected to vest. The Company revises those estimates and related expense until the final outcome is known.

When share-based arrangements have been communicated and service inception date is deemed to have occurred but a shared understanding of the terms and conditions of the arrangement has not been reached, an expense, with a corresponding increase in equity, is recognized over the vesting period of the awards based on the best estimate of fair value at grant date. A shared understanding of the terms and conditions is not met if the outcome of the arrangement is based primarily on subjective factors. The fair value at grant date will be revised at every reporting period until the outcome is known.

Net income (loss) per share

Basic income (loss) per share is calculated by dividing net income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to common shareholders of the Company, adjusted as necessary for the impact of potentially dilutive securities, by the weighted average number of common shares outstanding during the period and the impact of securities that would have a dilutive effect on income (loss) per share.

Income taxes

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in the consolidated statements of profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

The Company recognizes the tax benefit from an uncertain tax position only if it is probable that the tax position will be sustained based on its technical merits. The Company measures and records the tax benefits from such a position based on the largest benefit that is probable of being realized upon ultimate settlement.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

The Company's estimated liabilities related to these matters are adjusted in the period in which the uncertain tax position is effectively settled, the statute of limitations for examination expires or when additional information becomes available.

Current income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but the entities intend to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Investment tax credits and other government grants

Government grants, consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Company has met or will meet the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Company for expenses incurred are recognized in the consolidated statements of profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Company for the cost of an asset are recognized in the consolidated statements of profit or loss on a systematic basis over the useful life of the asset.

The Company incurs research and development expenditures which are eligible for scientific research and experimental development ("SR&ED") tax credit in certain jurisdictions. Refundable investment tax credits are recorded as SR&ED tax credits in the consolidated statements of profit or loss and comprehensive income or loss when there is reasonable assurance that the credits will be realized. Non-refundable SR&ED tax credits, which are deductible against income taxes otherwise payable, are recorded in income as a reduction of the related research and development expenses when there is reasonable assurance that the credits will be realized.

The SR&ED tax credits recorded are based on management's best estimate of amounts expected to be recovered and are subject to audit by taxation authorities. To the extent that actual SR&ED tax credits differ from the estimate, those differences are recorded in the period of assessment by taxation authorities as an adjustment of the items to which they relate.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

New accounting standards and interpretations adopted

The following amendments were adopted on January 1, 2021:

Interest rate benchmark reform - Phase 2

The Company adopted the amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. These amendments provide temporary relief which address the financial reporting effects when an interbank offered rate is replaced with an alternative nearly risk-free interest rate. The amendments provide two key reliefs which are applicable to changes undertaken as a direct consequence of the reform and where the change in rate are transacted on an economically equivalent basis:

• Modification of financial instruments carried at amortized cost resulting from the reform are reflected prospectively as a change in the effective interest rate of the instrument rather than as an immediate gain or loss.

• Upon certain criteria, hedging relationships that are directly impacted by the reform would be able to continue hedge accounting upon the transition to the new rate.

The following amendments were adopted on January 1, 2022:

Amendments to references to conceptual framework in IFRS Standards

This amendment replaces references to the 2010 Conceptual Framework for Financial Reporting with references to the 2018 Conceptual Framework for Financial Reporting in order to determine what constitutes an asset or liability in a business combination, adds a new exception for certain liabilities and contingent liabilities to refer to IAS 37, *Provisions, Contingent Liabilities and Contingent Assets*, or IFRIC 21, *Levies*, rather than to the 2018 Conceptual Framework, and clarifies that an acquirer should not recognize contingent assets at the acquisition date. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022.

The amendments described above had no impact on these consolidated financial statements.

New accounting standards and interpretations issued but not yet adopted

The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods. Management is not expecting that these amendments will have any material impact on the consolidated financial statements.

Amendments to liability classification

On October 31, 2022, the IASB issued new amendments to IAS 1 in addition to the previous amendment issued in 2020 that clarify requirements when classifying liabilities as non-current and extend the application period to January 1, 2024.

When an entity classifies a liability arising from a loan arrangement as non-current and that liability is subject to the covenants which an entity is required to comply with within twelve months of the reporting date, this amendment requires the entity to disclose information in the notes that enables users of financial statements to understand the risk that the liability could become repayable within twelve months of the reporting period, including:

(a) the carrying amount of the liability;

(b) information about the covenants;

(c) facts and circumstances, if any, that indicate the entity may have difficulty complying with the covenants. Such facts and circumstances could also include the fact that the entity would not have complied with the covenants based on its circumstances at the end of the reporting period.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

4. Business combinations

Transactions for the year ended December 31, 2021

Base Commerce LLC

On January 1, 2021, the Company acquired substantially all of the net assets of Base Commerce LLC ("Base"), a technology-driven payment processing company specializing in bank card and automated clearing house payment processing solutions. The purchase price for this acquisition totaled $92,678 of which $89,674 was paid in cash at closing. The remaining amount consists of a contingent consideration of $3,004, estimated on the date of acquisition, which was contingent upon meeting certain performance metrics. During the year ended December 31, 2022, the contingent consideration was settled in cash and a gain on final remeasurement of $992 was recognized in the consolidated statements of profit and loss (note 21).

Mazooma Technical Services Inc.

On August 3, 2021, the Company acquired 100% of the shares of Mazooma Technical Services Inc. ("Mazooma"), a North American payments provider with instant bank-to-bank payments for pay-ins and payouts and real time payments for accelerated withdrawals. The purchase price including closing adjustment for this acquisition totaled $68,342 thousands Canadian dollars ($54,503). The initial consideration included a cash amount of $54,063 thousands Canadian dollars ($43,116) and $14,278 thousands Canadian dollars ($11,387) paid with the issuance of 138,522 Subordinate Voting Shares to the sellers. The purchase price also included contingent consideration of up to a total maximum consideration, including the initial consideration of $400,000 thousands Canadian dollars ($316,531). The contingent consideration is subject to meeting certain performance metrics over a three-year period. At the acquisition date, the fair value of the contingent consideration was estimated to be nil. As at and up to December 31, 2022, no contingent consideration has been recognized or paid. Since the initial purchase price allocation was estimated, additional tax losses that can be used against future taxable income have been recognized, decreasing the deferred tax liability by $1,299 and income tax payable by $60, with a corresponding decrease of $1,359 to goodwill.

SimplexCC Ltd.

On September 1, 2021, the Company acquired 100% of the shares of SimplexCC Ltd. ("Simplex"), a payment solution provider to the digital asset industry connecting market participants including exchanges, brokers, wallet and liquidity providers, for a total cash consideration of $290,574 including $40,574 relating to working capital and closing adjustments.

Paymentez LLC.

On September 1, 2021, the Company acquired 100% of the shares of Paymentez LLC ("Paymentez"), a South American payments providers, for a total cash consideration of $24,459.

To finance the cash consideration of the Mazooma, Simplex and Paymentez acquisitions noted above, on June 18, 2021, the Company increased its credit facility by amending its credit agreement to add a term loan of $300,000 (note 12).

nuvei

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

Purchase Price Allocation

The following table summarizes the final amounts of assets acquired and liabilities assumed at the acquisition date for acquisitions in 2021:

	Base $	Mazooma $	Simplex $	Paymentez $	Total $
Assets acquired					
Cash	744	5,369	52,832	1,224	60,169
Segregated funds	122,139	18,506	3,632	94	144,371
Trade and other receivables	6,860	809	3,641	323	11,633
Prepaid expenses	42	238	—	—	280
Property and equipment	160	—	428	29	617
Processor deposits	1,385	—	—	—	1,385
Other non-current assets	—	—	—	1,109	1,109
Intangible assets					
Trademarks	2,396	—	—	222	2,618
Technologies	8,809	22,076	105,435	10,878	147,198
Partner and merchant relationships	47,232	15,158	55,422	4,420	122,232
Goodwill[1]	32,109	26,710	103,098	9,196	171,113
Deferred tax assets	—	—	24	—	24
	221,876	88,866	324,512	27,495	662,749
Liabilities assumed					
Trade and other payables	(7,059)	(290)	(6,104)	(1,287)	(14,740)
Other current liabilities	—	(1,763)	—	—	(1,763)
Due to merchants	(122,139)	(18,506)	(3,632)	(94)	(144,371)
Income taxes payable	—	(5,505)	(4,678)	(156)	(10,339)
Deferred tax liabilities	—	(8,299)	(19,524)	—	(27,823)
Other non-current liabilities	—	—	—	(1,499)	(1,499)
	92,678	54,503	290,574	24,459	462,214
Total consideration					
Cash paid	89,674	43,116	290,574	24,459	447,823
Equity issuance	—	11,387	—	—	11,387
Contingent consideration	3,004	—	—	—	3,004
	92,678	54,503	290,574	24,459	462,214

[1] Goodwill mainly consists of future growth, assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill arising from the Base and Paymentez acquisitions is deductible for income tax purposes.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

5. Trade and other receivables

	2022	2021
	$	$
Trade receivables	36,298	29,315
Due from processing banks	19,133	5,450
Other receivables	5,797	4,497
Total	61,228	39,262

A discussion of the Company's exposure to credit and market risks and impairment losses for trade receivables is included in note 20.

6. Inventory

For the year ended December 31, 2022, the cost of revenue includes inventory costs of $2,041 (2021 – $2,202) and there was no write-down to net realizable value (nil in 2021).

7. Advances to third parties

Advances to third parties comprise the following:

	2022	2021
	$	$
Advances to a third party independent sales organization	2,154	16,616
Other	146	164
	2,300	16,780
Current portion	(579)	(3,104)
Long-term portion	1,721	13,676

Commencing in 2018, the Company entered into various agreements with a single third party independent sales organization to acquire the rights to future cash flows from a portfolio of merchant contracts. Under the agreements, the Company is entitled to receive payments, equivalent to a specified percentage of the processing fee, directly from financial institutions when a merchant uses the payment processing services of the third party independent sales organization. The agreements provide for minimum guaranteed payments for the first three years of the arrangement, which is achieved by the third party independent sales organization providing for merchant replacements in order to meet those minimum guaranteed payments. Subsequent to three years, the portfolio of merchants is fixed, and the cash flows are no longer guaranteed. The Company has accounted for the transaction in two parts: 1) the acquisition of a loan portfolio, which will be settled through merchant residuals over the first three years of the agreements; and 2) a deposit paid on the right to acquire a fixed portfolio of merchant contracts at the end of the third year. Both components of this acquisition are recognized initially at fair value and are subsequently accounted for at FVTPL with the fair value of each unit of account being determined by calculating the present value of the future estimated cash flows over the term of the agreements using an appropriate market discount rate. The future cash flows are estimated based on historical experience and expected attrition using known information as well as current and forecasted economic conditions.

At the end of the minimum guarantee period of three years, in accordance with the agreements, these advances to a third party are settled in exchange for a fixed portfolio of merchants contracts. The portfolio of merchant contracts is recognized at the fair value of the advance to a third party on the date of settlement as an intangible asset, under partner and merchant relationships.

nuvei

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

The movement in the advances to a third party independent sales organization is as follows:

	Note	2022	2021
		$	$
Balance, beginning of year		16,616	46,680
Interest on advances to a third party		546	2,568
Merchant residuals received		(2,041)	(9,036)
Settlement of advances to a third party	9	(12,967)	(23,687)
Fair value remeasurement		—	91
Balance, end of year		2,154	16,616

8. Property and equipment

	Note	Point-of-sale terminals	Computer equipment	Office equipment, furniture and fixtures	Leasehold improvements	Right-of-use assets – Buildings	Total
		$	$	$	$	$	
Cost							
Balance as at December 31, 2020		2,949	4,796	1,181	3,665	11,994	24,585
Acquisitions		649	4,452	374	253	1,747	7,475
Acquisition through business combinations	4	41	446	111	19	—	617
Effect of movements in exchange rates		(7)	70	76	(36)	65	168
Balance as at December 31, 2021		3,632	9,764	1,742	3,901	13,806	32,845
Acquisitions		1,182	10,810	529	1,223	8,376	22,120
Disposal		—	(2,038)	(24)	(220)	—	(2,282)
Fully depreciated assets		—	(945)	—	(196)	(424)	(1,565)
Effect of movements in exchange rates		(280)	(228)	(14)	7	(233)	(748)
Balance as at December 31, 2022		4,534	17,363	2,233	4,715	21,525	50,370
Accumulated depreciation							
Balance as at December 31, 2020		1,664	1,252	327	920	3,885	8,048
Depreciation		556	2,373	223	341	2,318	5,811
Effect of movement in exchange rates		—	100	18	(8)	20	130
Balance as at December 31, 2021		2,220	3,725	568	1,253	6,223	13,989
Depreciation		597	3,815	280	451	3,340	8,483
Disposal		—	(2,036)	(13)	(87)	—	(2,136)
Fully depreciated assets		—	(945)	—	(196)	(424)	(1,565)
Effect of movement in exchange rates		(163)	(48)	(8)	(16)	(47)	(282)
Balance as at December 31, 2022		2,654	4,511	827	1,405	9,092	18,489
Carrying amounts							
At December 31, 2021		1,412	6,039	1,174	2,648	7,583	18,856
At December 31, 2022		1,880	12,852	1,406	3,310	12,433	31,881

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

9. Intangible assets and goodwill

a) Intangible assets

	Note	Technologies $	Partner and merchant relationships $	Development cost and software $	Distributor commission buyouts $	Trademarks $	Total intangible assets $	Goodwill $
Cost								
Balance as at December 31, 2020		260,002	357,332	48,115	—	9,323	674,772	969,820
Acquisitions		95	—	25,217	—	—	25,312	—
Acquisition through business combinations	4	147,198	122,232	—	—	2,618	272,048	172,472
Settlement of advances to a third party	7	—	23,687	—	—	—	23,687	—
Effect of movements in exchange rates		(4,963)	(8,141)	(178)	—	(6)	(13,288)	(15,524)
Balance as at December 31,		402,332	495,110	73,154	—	11,935	982,531	1,126,768
Acquisitions		173	—	34,405	2,597	—	37,175	—
Acquisition through business combinations	4	—	—	—	—	—	—	(1,359)
Settlement of advances to a third party	7	—	12,967	—	—	—	12,967	—
Transfer		—	137	(137)	—	—	—	—
Disposal		—	—	(36)	—	—	(36)	—
Fully amortized assets		(3,344)	(114,781)	—	—	(7,109)	(125,234)	—
Effect of movements in exchange rates		(3,478)	(6,504)	(1,221)	(59)	—	(11,262)	(10,816)
Balance as at December 31, 2022		395,683	386,929	106,165	2,538	4,826	896,141	1,114,593
Accumulated amortization								
Balance as at December 31, 2020		22,444	99,016	21,334	—	7,746	150,540	—
Amortization		22,589	49,395	11,976	—	1,057	85,017	—
Effect of movements in exchange rates		(271)	(355)	—	—	—	(626)	—
Balance as at December 31,		44,762	148,056	33,310	—	8,803	234,931	—
Amortization		29,118	47,214	15,584	—	1,093	93,009	—
Disposal		—	—	(7)	—	—	(7)	—
Fully amortized assets		(3,344)	(114,781)	—	—	(7,109)	(125,234)	—
Effect of movements in exchange rates		(266)	(432)	(855)	—	—	(1,553)	—
Balance as at December 31, 2022		70,270	80,057	48,032	—	2,787	201,146	—
Carrying amounts								
At December 31, 2021		357,570	347,054	39,844	—	3,132	747,600	1,126,768
At December 31, 2022		325,413	306,872	58,133	2,538	2,039	694,995	1,114,593

nuvei

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

b) Goodwill impairment test

For the years ended December 31, 2022 and 2021, the Company performed its annual impairment test of goodwill. For the purposes of impairment testing, goodwill has been allocated to the Company's CGUs, which represent the lowest level within the Company at which goodwill is monitored for internal management purposes, as follows:

	Notes	Nuvei Corporation [1] $	Digital Payments [2] $	LPP $	Total $
Balance as at December 31, 2020		313,560	640,877	15,383	969,820
Acquisitions through business combinations	4	60,178	112,294	—	172,472
Effect of movements in exchange rates		—	(15,524)	—	(15,524)
Balance as at December 31, 2021		373,738	737,647	15,383	1,126,768
Acquisitions through business combinations	4	(1,359)	—	—	(1,359)
Effect of movements in exchange rates		—	(10,816)	—	(10,816)
Balance as at December 31, 2022		372,379	726,831	15,383	1,114,593

[1] Includes the acquisitions of Base and Mazooma (note 4)

[2] Includes the acquisitions of Simplex and Paymentez (note 4)

The Company determined the recoverable amounts of the CGUs based on the fair value less costs to sell method, estimated using an income approach and validated using a market approach, which is the adjusted EBITDA multiple. The Company concluded that the recoverable amount of the CGUs subject to the annual test was greater than their carrying amount. As such, no impairment charge was recorded during 2022 and 2021.

The fair values were based on a discounted cash flows, which takes into account the most recent financial forecasts approved by management. The key assumptions for the fair value less costs to sell method include estimated sales volumes, input costs, and selling, general and administrative expenses in determining future forecasted cash flows, as well as a pre-tax discount rate applied to forecasted cash flows. The values assigned to the key assumptions represent management's assessment of future trends and have been based on historical data from external and internal sources. No reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

10. Trade and other payables

Trade and other payables comprise the following:

	2022	2021
	$	$
Trade payables	43,813	29,720
Accrued bonuses and other compensation-related liabilities	36,379	30,460
Sales tax payable	8,007	10,358
Interest payable	458	262
Due to processors	6,923	6,497
Due to merchants not related to segregated funds	20,076	14,991
Other accrued liabilities	9,877	9,560
	125,533	101,848

Information about the Company's exposure to currency and liquidity risk is included in note 20.

11. Other liabilities

a) Other current liabilities

Other current liabilities comprise the following:

	Note	2022	2021
		$	$
Provision for losses on merchant accounts		2,693	6,265
Contingent consideration	21	—	3,004
LPP put option liability	21	—	531
Other		1,531	3,426
		4,224	13,226

The movements in the provision for losses on merchant accounts are as follows:

	2022	2021
	$	$
Balance – Beginning of year	6,265	6,694
Provision made during the year	2,818	2,199
Provision used or reversed during the year	(6,390)	(2,628)
Balance – End of year	2,693	6,265

The LPP put option liability obligated the Company, under certain circumstances, and on demand after January 2022, to purchase a number of units held by the non-controlling interest ("NCI") unit holders equal to (but not less than) (i) the product of the total number of units held by the NCI unit holders multiplied by (ii) the total number of units in the capital of the NCI unit holders held by the concerned NCI unit holder divided by (iii) the total issued and outstanding units of NCI unit holders. On February 4, 2022, the Company received a put option exercise notice from the LPP NCI unit holders which obligated the Company to purchase the remaining 40% interest in LPP at fair market value. On April 7, 2022, the Company completed the purchase of the remaining 40% interest in LPP for a cash consideration of $39,751.

nuvei

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

12. Loans and borrowings

The terms and conditions of the Company's loans and borrowings are as follows:

	Notes	December 31, 2022 Facility $	December 31, 2022 Carrying amount $	December 31, 2021 Facility $	December 31, 2021 Carrying amount $
Amended and Restated Credit Facility	(a), (b)				
First lien credit facilities					
Term loan facilities		504,292	498,199	511,971	500,282
Revolving credit facility		385,000	—	385,000	—
Total credit facilities			498,199		500,282
Lease liabilities	(c)		12,555		8,313
			510,754		508,595
Current portion of loans and borrowings			(8,652)		(7,349)
Loans and borrowings			502,102		501,246

Loans and borrowings are presented net of unamortized transaction costs. Transaction costs relating to the issuance of loans and borrowings are amortized over the term of the debt using the effective interest rate method.

a) Amended and restated credit facility

On June 18, 2021, the Company amended the terms of its credit facility to reduce the interest rate and increase the total financing capacity available under that facility from $211,971 to $511,971 in the form of term loans and from $100,000 to $350,000 in the form of a revolving facility. The outstanding principal of the term loan is payable quarterly at an annual rate of 1.00% and the remaining balance is payable at maturity which remained unchanged at September 28, 2025. The maturity of the revolving facility was extended by one year to September 28, 2024. There was no change to the guarantees and covenants of the credit facility arrangement. This amendment was treated as a debt modification and did not result in any gain or loss on debt modification. Concurrently with the agreement, the Company borrowed $300,000 under the amended term loan facility, which was recorded net of the associated transaction costs of $5,373.

i) Loans drawn in US dollars under the First Lien Credit facilities bear interest at the ABR[1] plus 1.50% or the adjusted eurocurrency[2] rate plus 2.50%. As at December 31, 2022, the outstanding Term loan facilities interest rate was 6.89% (December 31, 2021 – 3.00%).

ii) Loans drawn in Canadian dollars under the First Lien Credit facilities bear interest at the Canadian prime rate plus 1.50% or banker's acceptance rate plus 2.50%. As at December 31, 2022 and December 31, 2021 there was no loan denominated in Canadian dollars.

iii) In case the LIBOR is no longer available following the benchmark reform and if the LIBOR is replaced by the Term Secured Overnight Financing Rate ("SOFR"), the LIBOR for the interest computation shall be replaced by the sums of: a) Term SOFR; and b) 0.11% for interest period of one-month, 0.26%

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

for interest period of three months or 0.43% for interest period of six months; or if the LIBOR is replaced by the Daily SOFR, by the sums of: a) Daily simple SOFR; and b) 0.26%.

On September 28, 2021 the Company amended the terms of its credit facility to increase the total financing capacity available under the revolving credit facility from $350,000 to $385,000.

[1] The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.5%; b) LIBOR plus 1%; c) Prime rate; and d) 1.50%.
[2] The adjusted Eurocurrency rate is defined as an interest rate per annum equal to the greater of: a) the Eurocurrency rate multiplied by the Statutory Reserve rate and b) 0.50%.

b) Guarantees and covenants

Borrowings under the facilities are secured by all current and future assets of the Company and its existing and future subsidiaries. The continued availability of the first lien credit facilities is subject to the Company's ability to maintain a total leverage ratio of less than or equal to 7.00 : 1.00 as of December 31, 2022 (7.50 : 1.00 as of December 31, 2021), and with the ratio decreasing year over year every October 1, until it reaches 6.50 : 1.00 for the period after September 30, 2023. The total leverage ratio considers the Company's consolidated net debt, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the agreement. The Company is in compliance with all applicable covenants as at December 31, 2022 and December 31, 2021.

As at December 31, 2022, the Company had letter of credit facilities issued totaling $46,125 (2021 - $46,125).

c) Lease liabilities

The Company enters into lease arrangements for the use of office space. The weighted average of incremental borrowing rates used to discount the outstanding leases as at December 31, 2022 was 4.37% (2021 – 4.74%).

Amounts recognized in the consolidated statements of profit or loss and comprehensive income or loss relating to lease liabilities are as follow:

	Leases under IFRS 16	
	2022	2021
	$	$
Interest expense on lease liabilities	573	382
Foreign exchange gain	(560)	(45)
Variable lease payments	782	1,859
	795	2,196

13. Share capital

The Company has authorized the following classes of share capital:

- Multiple Voting shares – unlimited number without par value - voting rights at 10 votes per share, entitled to receive dividends on a share-for-share basis from time to time as approved by the board, and convertible on a share-for-share basis into subordinate voting share

- Subordinate Voting shares – unlimited number without par value - voting rights at 1 vote per share, entitled to receive dividends on a share-for-share basis from time to time as approved by the board, non-convertible into any other class of shares

nuvei

Nuvei Corporation

(in thousands of US dollars, except for share and per share amounts)

- Preferred shares – unlimited number without par value - non-voting, entitled to preference over Subordinate Voting Shares, Multiple Voting Shares and any other shares with respect to payment of dividends and distribution of assets

The Company had the following share capital transactions:

2022

On March 7, 2022, the Board approved a NCIB to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company's Subordinate Voting Shares as at February 28, 2022. The Company is authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. During the year ended December 31, 2022, the Company repurchased and cancelled 3,660,743 Subordinate Voting Shares for a total consideration, including transaction costs, of $166,609.

There were 76,064,619 Multiple Voting Shares and 63,461,608 Subordinate Voting Shares outstanding as at December 31, 2022.

2021

The Company also issued 138,522 Subordinate Voting Shares as a partial consideration for the Mazooma acquisition (note 4) for a fair value of $11,387. On October 8, 2021, The company issued 3,450,000 Subordinate Voting Shares for a consideration of $424,833 as part of its Nasdaq listing. The Company also recognized $16,611 of related share issuance costs.

There were 16,183,189 Multiple Voting Shares converted to Subordinate Voting Shares during the year ended December 31, 2021 as a result of two bought deal secondary offerings.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

Classified as equity

	2022		2021	
	Quantity Shares	**Value $**	**Quantity Shares**	**Value $**
Company's share capital				
Subordinate Voting Shares				
Balance – Beginning of year	66,929,432	1,656,314	45,924,637	1,139,723
Conversion of Multiple Voting Shares	—	—	16,183,189	85,271
Exercise of equity-settled share-based payments	192,919	6,061	1,233,084	11,711
Issuance under Nasdaq listing	—	—	3,450,000	424,833
Share repurchase under NCIB	(3,660,743)	(90,574)	—	—
Issuance for acquisition	—	—	138,522	11,387
Issuance fees	—	—	—	(16,611)
Balance – End of year	63,461,608	1,571,801	66,929,432	1,656,314
Multiple Voting Shares				
Balance – Beginning of year	76,064,619	400,791	92,247,808	486,062
Conversion into Subordinate Voting Shares	—	—	(16,183,189)	(85,271)
Balance – End of year	76,064,619	400,791	76,064,619	400,791
Total	139,526,227	1,972,592	142,994,051	2,057,105

Share repurchase liability

On March 18, 2022, the Company entered into an ASPP with a third-party broker for the Company to allow for the purchase of Subordinate Voting Shares under the NCIB during the Company's blackout periods. Under this agreement, the broker was authorized to repurchase Subordinate Voting Shares, without consultation with the Company, subject to predefined share price and other limitations imposed by the Company and subject to TSX regulation and the Nasdaq and applicable securities laws, such as a daily purchase restriction.

The fair value of the share repurchase liability was determined using the Company's quoted share price. The change in share repurchase liability during the year ended December 31, 2022 was as follows:

	2022 $
Balance - beginning of year	—
Initial fair value of share repurchase liability	43,923
Shares repurchased under the ASPP	(36,774)
Change in fair value of share repurchase liability	(5,710)
Other	(1,439)
Balance - end of year	—

nuvei

(in thousands of US dollars, except for share and per share amounts)

14. Revenue and expenses by nature

	2022	2021
	$	$
Revenue		
Merchant transaction and processing services revenue	835,093	715,769
Other revenue	8,230	8,757
	843,323	724,526
Cost of revenue		
Processing cost	166,995	143,261
Cost of goods sold	4,430	4,494
	171,425	147,755
Selling, general and administrative expenses		
Commissions	113,287	125,531
Employee compensation	155,359	109,798
Share-based payments	139,103	53,180
Depreciation and amortization	101,492	90,828
Professional fees	32,387	24,532
Transaction losses (recovery)	(143)	2,662
Contingent consideration adjustment	(992)	—
Other	50,473	24,772
	590,966	431,303

15. Net finance cost

	2022	2021
	$	$
Finance income		
Interest on advances to third parties and interest income	(13,694)	(2,859)
Finance cost		
Interest on loans and borrowings (excluding lease liabilities)	26,186	16,380
Change in fair value of share repurchase liability	(5,710)	—
Interest expense on lease liabilities	573	382
Other interest expense	1,792	117
	22,841	16,879
Net finance cost	9,147	14,020

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

16. Share-based payment arrangements

In connection with the TSX listing, on September 22, 2020, the Company closed new participation in its long-term incentive stock plan (the "Legacy Option Plan") to directors, officers, employees and consultants. In its place, a new long-term incentive plan (the "Omnibus Incentive Plan") was authorized.

Omnibus Incentive Plan

The Omnibus Incentive Plan permits the Company to grant awards of options, RSUs, PSUs and DSUs to eligible participants.

Vested RSUs, PSUs and DSUs will be settled by the issuance of shares at the settlement date. Stock options vest over a period of up to five years after being granted. DSUs vest immediately as they are granted for past services. RSUs and PSUs vest over a period of up to three years.

Legacy Option Plan

On September 21, 2017, the Company authorized the Legacy Option Plan which provides for the grant of stock options to directors, officers, employees and consultants. All stock options are to be settled by the delivery of shares. The shares subject to the Legacy Option Plan are exercisable for Subordinate Voting Shares. Under the Legacy Option Plan, the Company authorized for issuance the maximum of 11,704,100 stock options.

The stock options expire 10 years after the date of grant and are subject to possible earlier exercise and termination under certain circumstances. Under the Legacy Option Plan unless otherwise decided by the Company, stock options vest in equal installments over five years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

Share-based payments continuity

The table below summarizes the changes in the outstanding RSUs, PSUs, DSUs, and stock options for the years ended December 31, 2022 and 2021:

	Restricted share units	Performance share units	Deferred share units	Stock options Quantity	Weighted average exercise price $
Outstanding, beginning of year 2021	—	—	3,076	6,970,505	16.59
Forfeited	(617)	—	—	(264,395)	30.06
Granted	972,714	1,395,169	7,295	3,374,192	117.25
Exercised	—	—	—	(1,233,084)	7.29
Outstanding, end of year 2021	972,097 [1]	1,395,169	10,371	8,847,218	55.87
Forfeited	(53,947)	—	—	(194,517)	53.96
Granted	3,067,155	383,262	38,225	41,845	37.97
Exercised	(92,662)	—	—	(100,257)	20.69
Outstanding, end of year 2022	3,892,643 [1]	1,778,431	48,596	8,594,289	56.24
Exercisable, end of year 2021	—	—	10,371	2,656,976	8.95
Exercisable, end of year 2022	241,732	141,122	48,596	3,762,900	22.30
Granted - Weighted average grant date fair value 2021	$97.11	$92.74	$71.65	$31.48	—
Granted - Weighted average grant date fair value 2022	$38.45	$49.76	$30.79	$7.01	—

[1] 484,590 RSUs outstanding were granted in 2021 to a third party consultant. However the Company and the third party consultant only reached a mutual understanding of the services to be rendered by the consultant in 2022. As a result, the accounting grant date of the 484,590 RSUs was met in March 2022. The fair value of the services of $25,000 was estimated at the grant date.

Share-based payments by exercise price

The table below summarizes the share-based payments units outstanding based on the greater of the exercise price and the share price to be reached under the market performance conditions:

	As at December 31, 2022		For the year ended December 31, 2022
	Units outstanding	Unrecognized share-based payments $	Share-based payments $
$0.00 - $37.51	9,908,931	121,004	78,388
$47.21 - $78.58	727,407	1,582	3,546
$104.53 and above	3,677,621	71,519	57,169
Total	**14,313,959**	**194,105**	**139,103**

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

As at December 31, 2022, unrecognized share-based payments expense was approximately $194,105. The period over which such expense will be recognized is 4 years (0.9 year on a weighted average basis).

Grant date fair value

The fair value of stock options granted during the years ended December 31, 2022 and 2021, was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2022	2021
Share price	$37.97	$117.25
Exercise price	$37.97	$117.25
Risk-free interest rate	2.98%	1.08%
Expected volatility	41.3%	33.4%
Expected term	1.1 years	5.9 years

The risk-free interest rate is based on the yield of a zero coupon US government security with a maturity equal to the expected life of the option from the date of the grant. For option granted prior to the TSX listing, the assumption of expected volatility is based on the average historical volatility of comparable companies for the period immediately preceding the option grant. For options granted after the TSX listing, expected volatility is determined using the limited historical volatility of the Company's stock since its TSX listing as well as the volatility of peers company in the same industry over the expected term of the options granted. The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option-pricing model.

The PSUs, RSUs and DSUs grant date fair value was determined by using the quoted share price on the date of issuance. During the year ended December 31, 2022, 383,262 PSUs awarded included performance conditions and the right to these units will vest upon meeting the related performance criteria. These units had a maximum payout of 200% and could result in an additional 383,262 shares being issued.

In 2021, the market conditions associated with PSUs or options were considered using a Monte Carlo simulation to estimate the Company's potential future share price. The main assumption of the simulation is the expected volatility of the share price which was determined to be 32.5%. The fair value of the options with non-market performance conditions is determined using a Black-Scholes option pricing model and are included in the weighted average assumptions above.

nuvei

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

Stock options outstanding by exercise price

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2022:

| | Options outstanding | | Options exercisable | |
| | | **Weighted average remaining contractual** | | **Weighted average remaining** |
Exercise price $	**Number of options**	**term (in years)**	**Number of options**	**term (in years)**
2.80	1,059,719	5.1	1,059,719	5.1
3.42 – 4.00	827,740	5.7	827,740	5.7
4.70 – 6.30	96,794	6.2	96,794	6.2
11.51 – 17.22	556,312	7.1	276,742	7.0
26.00 – 47.21	2,743,506	7.8	1,036,602	7.8
56.75 – 78.58	297,597	4.7	245,637	3.9
104.53 – 127.33	3,012,621	8.7	219,666	8.7
	8,594,289	7.4	3,762,900	6.3

Of the stock options outstanding as at December 31, 2022, a total of 4,368,267 (2021 - 5,351,140) are held by key management personnel.

17. Income taxes

Variations of income tax expense (recovery) from the basic Canadian federal and provincial combined tax rates applicable to income before income taxes are as follows:

| | 2022 | | 2021 | |
	$	**%**	**$**	**%**
Income before income taxes	**87,537**		**131,961**	
Statutory tax rates		26.5		26.5
Income taxes expense at statutory rate	23,197		34,970	
Add (deduct) effect of				
Permanent difference items	2,564		103	
Rate differential	(22,071)		(20,116)	
Prior year adjustments	(2,385)		(4,280)	
Change in unrecognized deductible temporary differences	(2,600)		3,975	
Share-based payments	26,984		9,566	
Other	(107)		698	
Total tax expense	25,582		24,916	

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

The details of income tax expense (recovery) are as follows:

	2022 $	2021 $
Income tax expense (recovery)		
Current	38,527	34,914
Deferred	(12,945)	(9,998)
	25,582	24,916

The components of current income tax expense are as follows:

	2022 $	2021 $
Current income tax expense		
Current	38,139	34,635
Adjustment of prior year income tax expense	388	279
	38,527	34,914

The components of deferred income tax expense (recovery) are as follows:

	2022 $	2021 $
Deferred income tax expense (recovery)		
Origination and reversal of temporary differences	(7,571)	(9,417)
Change in unrecognized deductible temporary differences	(2,600)	3,975
Adjustment of prior year income tax recovery	(2,774)	(4,556)
	(12,945)	(9,998)

Nuvei Corporation

(in thousands of US dollars, except for share and per share amounts)

The details of changes of deferred income taxes are as follows for the year ended December 31, 2022:

	Deferred tax assets (liabilities) as at December 31, 2021	Recognized in net income	Business combinations	Equity	Foreign currency exchange differences	Deferred tax assets (liabilities) as at December 31, 2022
	$	$	$	$	$	$
Deferred tax assets						
Share-based payments	4,314	1,798	—	(2,887)	(97)	3,128
Net operating tax losses carried forward	4,018	468	1,272	594	80	6,432
Intangible assets	3,925	2,526	—	—	9	6,460
Accrued liabilities	2,924	883	27	—	(4)	3,830
Total deferred tax assets	15,181	5,675	1,299	(2,293)	(12)	19,850
Deferred tax liabilities						
Intangible assets	(70,043)	5,728	—	—	1,780	(62,535)
Other	(1,800)	1,134	—	—	5	(661)
Property and equipment	(905)	684	—	—	(192)	(413)
Deferred costs	(497)	(276)	—	—	—	(773)
Total deferred tax liabilities	(73,245)	7,270	—	—	1,593	(64,382)
Total net deferred tax assets (liabilities)	(58,064)	12,945	1,299	(2,293)	1,581	(44,532)

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

The details of changes of deferred income taxes are as follows for the year ended December 31, 2021:

	Deferred tax assets (liabilities) as at December 31, 2020	Recognized in net loss	Business combination	Equity	Foreign currency exchange differences	Deferred tax assets (liabilities) as at December 31, 2021
	$	$	$	$	$	$
Deferred tax assets						
Share-based payments	—	551	—	3,763	—	4,314
Net operating tax losses carried forward	2,286	1,708	24	—	—	4,018
Intangible assets	3,117	4,637	(3,829)	—	—	3,925
Accrued liabilities	1,810	665	374	—	75	2,924
Total deferred tax assets	7,213	7,561	(3,431)	3,763	75	15,181
Deferred tax liabilities						
Intangible assets	(54,267)	7,588	(26,740)	—	3,376	(70,043)
Other	1,899	(4,916)	1,073	—	144	(1,800)
Property and equipment	(773)	(132)	—	—	—	(905)
Deferred costs	(392)	(103)	—	—	(2)	(497)
Total deferred tax liabilities	(53,533)	2,437	(25,667)	—	3,518	(73,245)
Total net deferred tax assets (liabilities)	(46,320)	9,998	(29,098)	3,763	3,593	(58,064)

The deferred income taxes are presented on the consolidated statements of financial position as follows:

	2022	2021
	$	$
Deferred tax assets	17,172	13,036
Deferred tax liabilities	(61,704)	(71,100)
	(44,532)	(58,064)

Unrecognized deferred income tax assets balances are as follows:

	2022	2021
	$	$
Net operating tax losses carried forward	24,973	24,865
Unused tax credits	515	—
Deductible temporary differences, including capital losses	26,312	12,132

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

The net operating tax losses carried forward for which no deferred income tax asset was recognized expire as follows:

As at December 31, 2022	Gross amount of net operating tax losses carried forward	Tax-effected	Expiry Period
	$	$	
Expire	91,163	24,165	2031 to 2042
Never expire	4,586	808	N/A
	95,749	24,973	

As at December 31, 2021	Gross amount of net operating tax losses carried forward	Tax-effected	Expiry Period
	$	$	
Expire	92,412	24,436	2031 to 2041
Never expire	2,413	429	N/A
	94,825	24,865	

The unused tax credits for which no deferred income tax asset was recognized expire as follows:

As at December 31, 2022	Unused tax credits	Expiry period
	$	$
Expire	515	2031 to 2032
Never expire	0	N/A
	515	

The deductible temporary differences and capital losses do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of those items because it is not probable that future taxable profit will be available in those jurisdictions against which the Company can utilize these benefits.

The Company has not recognized deferred tax liabilities for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings may become taxable. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to income and/or withholding taxes.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

18. Net income per share

Diluted net income per share excludes all dilutive potential shares if their effect is anti-dilutive as well as all potential shares for which performance conditions have not yet been met as of the reporting date. For the year ended December 31, 2022 and 2021, anti-dilutive stock options, RSUs and PSUs were excluded from the calculation of diluted net income per share because the effect was anti-dilutive.

	Years ended December 31	
	2022	**2021**
	$	**$**
Net income attributable to common shareholders of the Company (basic and diluted)	56,732	102,293
Weighted average number of common shares outstanding – basic	141,555,788	139,729,116
Effect of dilutive securities	3,047,697	4,712,386
Weighted average number of common shares outstanding – diluted	144,603,485	144,441,502
Net income per share attributable to common shareholders of the Company:		
Basic	0.40	0.73
Diluted	0.39	0.71

19. Operating segments

The Company has one reportable segment, the provision of technology solutions to merchants and partners.

Geographic information

The Company provides payment processing services in North America, Europe, Middle East and Africa, Latin America and Asia-Pacific.

In presenting the geographic information, revenue has been based on the billing location of merchants and non-current assets were based on the geographic location of the assets.

	2022	**2021**
	$	**$**
Revenue		
North America	336,563	301,257
Europe, Middle East and Africa	465,935	394,758
Latin America	33,105	22,841
Asia Pacific	7,720	5,670
	843,323	724,526

nuvei

Nuvei Corporation

(in thousands of US dollars, except for share and per share amounts)

Non-current assets exclude financial assets and deferred tax assets, when applicable.

	2022	2021
	$	$
Non-current assets		
Canada	1,005,845	1,083,594
United States	207,948	252,577
European Union	625,411	552,372
Rest of the world	3,262	5,772
	1,842,466	1,894,315

In prior periods, United Kingdom was presented on a separate line with the non-current assets by geography. In the year ended December 31, 2022, the United Kingdom is presented with the rest of the world. Non-current assets relating to the United Kingdom amounted to $225 as at December 31, 2021.

20. Financial instruments and commitments

The Company's main financial risk exposure is detailed as follows:

a) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is therefore exposed to liquidity risk with respect to all of the financial liabilities recognized on the consolidated statements of financial position.

The Company manages its liquidity risk by monitoring its operating requirements. The Company prepares budget and cash forecasts to ensure it has sufficient funds to fulfill its obligations.

The following are the contractual maturities of financial liabilities and purchase commitments, including estimated interest payments, as at December 31, 2022:

	Carrying amount	Total	Contractual cash flows Less than 1 year	1 to 5 years	More than 5 years
	$	$	$	$	$
Trade and other payables (excluding sales tax)	117,526	117,526	117,526	—	—
Due to merchants	823,666	823,666	823,666	—	—
Credit facilities	498,199	595,425	38,182	557,243	—
Lease liabilities	12,555	14,133	4,109	7,743	2,281
Other liabilities [(a)]	6,658	5,731	3,851	1,880	—
Contractual commitments	—	—	—	—	—
	1,458,604	1,556,481	987,334	566,866	2,281
Segregated funds	(823,666)	(823,666)	(823,666)	—	—
	634,938	732,815	163,668	566,866	2,281

(a) Other liabilities includes deferred revenue which will not require contractual cash flows.

As at December 31, 2022, the Company had $751,686 of cash and unused credit facilities of $385,000.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company's cash, trade and other receivables, advances to third parties and processor deposits. The carrying amounts of these financial assets represent the maximum credit exposure.

Trade receivables

The Company provides credit to its customers in the normal course of business. The Company evaluates the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. The Company's extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company. The company does not have material provision on trade receivables recognized on the consolidated statements of financial position as at December 31, 2022 and 2021.

There is a significant concentration of credit risk as of December 31, 2022, with respect to the Company's trade receivables from its main processors, which represented approximately 26% (2021 – 37%) of trade and other receivables.

Advances to third parties

The credit risk associated with the advances to third parties is limited because the advances are repaid by financial institutions when the Company becomes entitled to payment under the agreements.

c) Market risks

Market risk is the risk that the Company will incur losses arising from adverse changes in underlying market factors, including interest and foreign currency exchange rates.

Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the US dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results.

Approximately 56% of the Company's revenues and approximately 37% of its expenses are in currencies other than the US dollar. The Company does not enter into arrangements to hedge its foreign currency risk. There is no other currency other than the US dollar that represents more than 10% of the Company's revenues.

Nuvei Corporation

(in thousands of US dollars, except for share and per share amounts)

The following table provides an indication of the Company's significant foreign exchange currency exposures as stated in US dollars at the following dates:

	CAD	EUR	GBP	ILS	Other	Total
	$	$	$	$	$	$
December 31, 2022						
Cash	1,735	43,691	6,267	1,482	18,313	71,488
Trade and other receivables	16,035	3,759	1,659	804	10,270	32,527
Trade and other payables	(18,560)	(27,141)	(2,973)	(12,529)	(18,323)	(79,526)
Lease liabilities	—	(1,589)	(941)	(2,389)	(1,803)	(6,722)
Net financial position exposure	(790)	18,720	4,012	(12,632)	8,457	17,767
December 31, 2021						
Net financial position exposure	(8,398)	17,359	8,752	(14,356)	3,948	7,305

A 10% strengthening of the above currencies against the US dollar would have affected the measurement of financial instruments denominated in these currencies and affected equity and net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

	CAD	EUR	GBP	ILS	Other	Total
	$	$	$	$	$	$
2022						
Increase (decrease) on equity and net income	(79)	1,872	401	(1,263)	846	1,777
2021						
Increase (decrease) on equity and net loss	(840)	1,736	875	(1,435)	395	731

A 10% weakening of the foreign currencies against the US dollar would have an equal but opposite effect.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company's exposure to interest rate risk as at December 31, 2022 and 2021 is as follows:

Cash and cash equivalents	Variable interest rate
Advances to third parties	Note 7
Processor deposits	Variable interest rate
Loans and borrowings	Note 12
Other liabilities	Note 11

The Company does not account for any fixed interest-rate financial assets or financial liabilities at FVTPL.

All other loans and borrowings bear interest at floating rates, and the Company is therefore exposed to the cash flow risk resulting from interest rate fluctuations. This risk is partially offset by the Company's cash balance which also bears interest at floating rates.

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

Based on currently outstanding loans and borrowings at floating rates and cash balance, an increase of 100 basis points in interest rates at the reporting date would have resulted in an increase of $1,073 in profit or loss in 2022 (2021 – decrease of $3,719). A decrease of 100 basis points in 2022 would have resulted in a decrease of $1,073 in profit or loss in 2022 (2021 - nil due to effective interest rate representing the floor rate per the agreement). This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.

21. Determination of fair values

Certain of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.

Financial assets and financial liabilities

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

• Level 1: defined as observable inputs such as quoted prices in active markets.

• Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

• Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Company has determined that the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.

As at December 31, 2022 and December 31, 2021, financial instruments measured at fair value in the consolidated statements of financial position were as follows:

	Notes	Fair value hierarchy	December 31, 2022	December 31, 2021
			$	$
Assets				
Investments		Level 1	1,002	1,112
Investments		Level 3	2,148	1,148
Advances to a third party independent sales organization	7	Level 3	2,154	16,616
Liabilities				
Contingent considerations	4, 11	Level 3	—	3,004
LPP put option liability	11	Level 3	—	531

nuvei

(in thousands of US dollars, except for share and per share amounts)

The following table presents the changes in level 3 items for the years ended December 31, 2022 and 2021:

	Advances to a third party independent sales organization $	Investments $	LPP put option liability $	Contingent considerations $
Balance at December 31, 2020	46,680	1,148	1,036	—
Business combinations	—	—	—	3,004
Merchant residuals received, net of interest on advances to a third parties	(6,468)	—	—	—
Settlement of advances to a third party	(23,687)	—	—	—
Fair value remeasurement	91	—	(505)	—
Balance at December 31, 2021	16,616	1,148	531	3,004
Acquisition	—	1,000	—	—
Settlement	—	—	—	(2,012)
Merchant residuals received, net of interest on advances to a third parties	(1,495)	—	—	—
Settlement of advances to a third party	(12,967)	—	—	—
Fair value remeasurement	—	—	(531)	(992)
Balance at December 31 2022	2,154	2,148	—	—

Fair value remeasurement of level 3 instrument is recognized in selling, general and administrative expenses. Below are the assumptions and valuation methods used in the level 3 fair value measurements:

• The fair value assumptions and method for the advances to a third party independent sales organization are disclosed in note 7.

• Contingent consideration outstanding as at December 31, 2022 represents Mazooma contingent consideration. The fair value of the contingent consideration is determined using a formula specified in the purchase agreement. The main assumption is the forecast of financial performance. The fair value of the contingent consideration was nil as at December 31, 2022. The maximum contingent consideration that could be paid if the future financial targets are met is $331,658 thousands Canadian dollars ($244,315).

22. Related party transactions

Transactions with key management personnel

Key management personnel compensation comprises the following:

	2022 $	2021 $
Salaries and short-term employee benefits	6,007	5,861
Share-based payments	71,286	23,895
	77,293	29,756

Nuvei Corporation

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

Other related party transactions

		Transaction value		Balance outstanding December 31,	
		2022	**2021**	**2022**	**2021**
		$	**$**	**$**	**$**
Expenses – Travel	(i)	1,139	305	137	28

(i) In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.

23. Supplementary cash flow disclosure

	2022	2021
	$	**$**
Changes in non-cash working capital items:		
Trade and other receivables[1]	(19,714)	4,154
Inventory	(840)	(1,197)
Prepaid expenses	(3,771)	(3,476)
Contract assets	(1,769)	(1,720)
Trade and other payables	24,266	24,951
Other current and non-current liabilities	(9,053)	(1,380)
	(10,881)	21,332

[1] Interest received on cash and cash equivalents has been presented separately within cash flows from operating activities (previously was presented within cash flow movements on trade and other receivables). The comparative amount was $272 for the year ended December 31, 2021.

24. Capital disclosures

The Company's objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the Company's credit facilities.

The Company's capital is composed of net debt and shareholders' equity. Net debt consists of interest-bearing debt less cash. The Company's use of capital is to finance working capital requirements, capital expenditures and business acquisitions. The Company funds those requirements out of its internally generated cash flows and funds drawn from its long-term credit facilities.

The primary measure used by the Company to monitor its financial leverage is its total leverage ratio, defined as the ratio of consolidated net debt outstanding, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit agreement. Under its first lien credit facilities (note 12), the Company must maintain a total leverage ratio of less than or equal to 7.00 : 1.00 on December 31, 2022. As at December 31, 2022, the Company was in compliance with this requirement.

In order to maintain or adjust its capital structure, the Company may issue or repay loans and borrowings, issue shares, repurchase shares or undertake other activities as deemed appropriate in specific circumstances.

The Company does not currently pay dividends. Currently, the Company's general policy is to retain cash to finance future growth.

(in thousands of US dollars, except for share and per share amounts)

25. Contingencies

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company is also exposed to possible uncertain tax positions in certain jurisdictions. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect on the Company's Consolidated Financial Statements.

26. Subsequent events

On February 22 2023, the Company acquired all of the issued and outstanding common shares of Paya Holdings Inc ("Paya"), for a total cash consideration of $1,344,080, excluding transaction fees, comprised of cash on hand and cash from its new revolving credit facilities. Paya is a provider of integrated payment and commerce solutions in the United States.

On February 22, 2023, the Company entered into a new revolving credit facility in an amount of $800 million. Until the delivery of the Company's financial statements for the quarter ending September 30, 2023, borrowings under the new revolving credit facility bear interest, at our option, at either (a) Term SOFR (including a 10 bps credit spread adjustment) plus a margin of 300 bps or (b) an alternate base rate plus a margin of 200 basis points. Thereafter, borrowings under the new revolving credit facility will bear interest, at our option, at either (a) Term SOFR (including a 10 bps credit spread adjustment) plus a margin ranging from 250 basis points to 325 basis points or (b) an alternate base rate plus a margin ranging from 150 to 225 basis points, in each case, based on a first lien leverage ratio. Commencing on June 30, 2023, the commitments in respect of the new revolving credit facility will automatically be permanently reduced by $10,000 on the last day of each fiscal quarter. The maturity of the new revolving credit facility is September 28, 2025.

Due to the limited period of time between the closing date of the acquisition of Paya and the filing of the Company's consolidated financial statements for the year ended December 31, 2022, it was impracticable to provide certain required disclosures for business acquisitions, including the preliminary purchase price allocation.

BOARD OF DIRECTORS & COMMITTEE COMPOSITION

	BOARD OF DIRECTORS	AUDIT COMMITTEE	CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	HUMAN RESOURCES AND COMPENSATION COMMITTEE
PHILIP FAYER Chair of the Board and Chief Executive Officer	● (Chair)			
TIM DENT	●	●		●
MICHAEL HANLEY Lead Independent Director	●	● (Chair)	●	
MAREN LAU	●			●
DAVID LEWIN	●		●	● (Chair)
DANIELA MIELKE	●		● (Chair)	●
PASCAL TREMBLAY	●			
SAMIR ZABANEH	●	●		

● **CHAIR**

● **MEMBER**

VERSION FRANÇAISE

Pour obtenir la version française du rapport financier, s'adresser à IR@nuvei.com.

nuvei

INVESTORS INFORMATION

COMMON STOCK

Nuvei Corporation's subordinate voting shares are traded on the Toronto Stock Exchange (TSX) and the Nasdaq under the symbol "NVEI".

INVESTOR RELATIONS

Quarterly and annual reports and other documents are available at https://investors.nuvei.com

LEGAL COUNSEL

Stikeman Elliott LLP
Montréal, Québec

TRANSFER AGENT AND REGISTRAR

TSX Trust Company
1190 Av. des Canadiens-de-Montréal, Ste. 1701
Montréal, QC, H3B 0M7
https://www.tsxtrust.com/

2023 ANNUAL MEETING

The Annual Shareholders Meeting will be held at 10 a.m. EDT, Friday, May 26, 2023

AUDITORS

PricewaterhouseCoopers LLP,
Chartered Professional Accountants
Montréal, Québec

CORPORATE GOVERNANCE

The documents pertaining to corporate governance practices may be accessed either from Nuvei's website https://investors.nuvei.com or by request from the Corporate Secretary.





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